SECOND QUARTER REPORT

For The Six Months Ended

June 30, 2008

  INCLUDES

CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASES

Date of Report – August 15, 2008

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

HIGHLIGHTS FOR SECOND QUARTER 2008

Exploration / Mineral Interests Expenditures - $607,082

Completed Private Placement of 2,565,000 Units at $0.60/Unit

Additional Results From Phase I Drilling At INCA Project, Chile, Tucumana Area:

Copper, Moly & Gold Mineralization Intersected In Tucumana Breccia Pipe

 Discovery Of Second Breccia Pipe In Tucumana Area (Tucumana #2)

 Two Additional Large Breccia Pipe Targets Identified For Future Testing

 THIS REPORT INCLUDES:

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASES

SAMEX MINERAL EXPLORATION PROPERTIES

SAMEX is exploring the mineral-rich Cordillera of Chile and Bolivia.

 This prolific mining belt hosts some of the world’s largest ore bodies.

CHILE	BOLIVIA
ESPEJISMO Gold Prospects	EL DESIERTO Porphyry Copper-Gold Prospect
INCA Porphyry Copper, Gold, Silver, Moly Prospects	ESKAPA Epithermal Gold-Silver, Copper Prospects
LOS ZORROS Gold, Copper, Silver Prospects	SANTA ISABEL Zinc-Silver-Lead-Indium-Copper-Gold Targets
TRES PUNTAS/CHIMBERO Silver Prospects	WALTER Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI Shear & Sediment-Hosted Gold Targets

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

 FINANCIAL STATEMENTS

NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS

 ENDED JUNE 30, 2008 HAVE NOT BEEN REVIEWED BY OUR AUDITOR

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (Unaudited)

	JUNE 30, 2008	DECEMBER 31, 2007
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS	$1,104,972	$1,325,170
OTHER CURRENT ASSETS	107,746	104,753

	1,212,718	1,429,923

MINERAL INTERESTS (NOTE 3)	11,697,678	10,497,834
EQUIPMENT (NOTE 4)	136,597	155,739

	$13,046,993	$12,083,496

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$35,600	$106,463

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	31,960,718	30,421,718

CONTRIBUTED SURPLUS (NOTE 6)	4,170,495	4,114,750

ACCUMULATED OTHER COMPREHENSIVE INCOME	25,507	17,727

DEFICIT	(23,145,327)	(22,577,162)

	13,011,393	11,977,033

	$13,046,993	$12,083,496

CONTINGENCY (NOTE 1)

COMMITMENTS (NOTE 3)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$17,672	$11,834	$17,672	$11,834
AMORTIZATION	11,515	16,410	22,451	25,343
BANK CHARGES & INTEREST (INCOME)	(2,516)	(5,247)	(39,155)	(17,608)
CONSULTING	22,282	95,780	50,369	99,226
FOREIGN EXCHANGE LOSS	159,553	47,120	50,625	61,704
LEGAL (NOTE 5)	11,048	24,476	23,247	30,555
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	82,704	77,658	160,350	152,245
OFFICE, SUPPLIES, AND MISCELLANEOUS	31,446	27,374	44,310	44,275
PRINTING	1,330	1,675	1,330	1,675
REGULATORY FEES	12,268	4,808	22,468	38,032
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTE 5)	94,370	94,811	194,112	723,934
TRANSFER AGENT	3,554	3,616	4,616	4,680
TRAVEL AND PROMOTION	6,420	5,806	15,770	19,567

NET LOSS FROM OPERATIONS	451,646	406,121	568,165	1,195,462

GAIN ON SALE OF EQUIPMENT	-	(11,198)	-	(11,198)

NET LOSS	451,646	394,923	568,165	1,184,264

DEFICIT, BEGINNING	22,693,681	21,462,820	22,577,162	20,673,479

DEFICIT, ENDING	$23,145,327	$21,857,743	$23,145,327	$21,857,743

BASIC AND DILUTED NET LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	79,978,665	76,520,165	79,978,665	76,520,165

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007

NET LOSS	$(451,646)	$-	$(568,165)	$-

OTHER COMPREHENSIVE INCOME

UNREALIZED GAIN (LOSS) ON AVAILABLE- FOR-SALE FINANCIAL INSTRUMENT	(790)	-	7,780	-

COMPREHENSIVE LOSS	$(452,436)	$-	$(560,385)	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS - (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2008	FOR THE SIX MONTHS ENDED JUNE 30, 2007
DEFERRED EXPENDITURES

ESPEJISMO - CHILE	$4,982	$5,790
INCA - CHILE	919,606	976,275
LOS ZORROS - CHILE	224,720	139,434
MISCELLANEOUS PROPERTIES - CHILE	13,385	7,158
TRES PUNTAS/CHIMBERO - CHILE	24,500	40,566
EL DESIERTO - BOLIVIA	-	3,195
ESKAPA - BOLIVIA	12,651	39,765
WALTER - BOLIVIA	-	1,074
WARA WARA - BOLIVIA	-	8,147
YARETANI - BOLIVIA	-	4,579
ALLOCATION OF ADVANCES	-	(50,452)

EXPENDITURES	1,199,844	1,175,531

BALANCE, BEGINNING	10,497,834	7,086,240

BALANCE, ENDING	$11,697,678	$8,261,771

SUMMARY OF DEFERRED EXPENDITURES

CHILE
ESPEJISMO	$5,982	$9,319
INCA	5,483,210	2,356,175
LOS ZORROS	4,704,122	4,467,067
MISCELLANEOUS PROPERTIES	14,385	7,158
TRES PUNTAS/CHIMBERO	94,089	54,872
BOLIVIA
EL DESIERTO	1,000	4,195
ESKAPA	1,390,890	1,345,185
SANTA ISABEL	1,000	1,000
WALTER	1,000	2,074
WARA WARA	1,000	9,147
YARETANI	1,000	5,579

	$11,697,678	$8,261,771

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED) - (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2008	FOR THE SIX MONTHS ENDED JUNE 30, 2007
DETAILS OF EXPENDITURES - CHILE

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$66	$1,430
MISCELLANEOUS	-	206
PROPERTY PATENT PAYMENTS	3,829	3,552
SITE ADMINISTRATION	1,087	602
	$4,982	$5,790

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$221,182	$200,952
FIELD SUPPLIES	22,127	47,414
FOOD AND LODGING	63	177
GEOLOGY, MAPPING, AND SURVEYS	187,628	253,407
LEGAL	4,480	5,829
MINERAL INTERESTS ACQUISITION COSTS	383,990	409,331
MISCELLANEOUS	5,179	4,580
PROPERTY PATENT PAYMENTS	47,083	32,905
SITE ADMINISTRATION	39,876	18,148
TRAVEL	3,079	3,532
VALUE ADDED TAXES	4,919	-
	$919,606	$976,275

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	40,052	$39,771
FIELD SUPPLIES	9,216	6,098
MINERAL INTERESTS ACQUISITION COSTS	109,129	7,313
MISCELLANEOUS	712	2,610
PROPERTY PATENT PAYMENTS	55,471	40,693
SITE ADMINISTRATION	10,140	8,220
VALUE ADDED TAXES	-	34,729
	$224,720	$139,434

MISCELLANEOUS PROPERTIES – CHILE
DRILLING AND SUB-CONTRACTS	$3,755	$1,043
FIELD SUPPLIES	121
MINERAL INTERESTS ACQUISITION COSTS	815	100
MISCELLANEOUS	154	789
PROPERTY PATENT PAYMENTS	8,178	4,925
SITE ADMINISTRATION	362	301
	$13,385	$7,158

TRES PUNTAS/CHIMBERO - CHILE
DRILLING AND SUB-CONTRACTS	$2,152	$5,158
MINERAL INTERESTS ACQUISITION COSTS	598	5,035
MISCELLANEOUS	-	156
PROPERTY PATENT PAYMENTS	17,764	27,147
SITE ADMINISTRATION	3,986	3,070
	$24,500	$40,566

EXPENDITURES - CHILE	$1,187,193	$1,169,223

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED) - (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2008	FOR THE SIX MONTHS ENDED JUNE 30, 2007
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$3,195

ESKAPA – BOLIVIA
AMORTIZATION	$2,643	$2,291
DRILLING AND SUB-CONTRACTS	-	111
FUEL	1,086	3,442
LEGAL	1,122	1,141
MISCELLANEOUS	-	8,395
PROPERTY PATENT PAYMENTS	-	7,755
REPAIRS AND MAINTENANCE	887	1,794
TRAVEL	6,913	14,836

	$12,651	$39,765

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$1,074

WARA WARA - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$8,147

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$4,579

EXPENDITURES - BOLIVIA	$12,651	$56,760

EXPENDITURES - CHILE	$1,187,193	$1,169,223

EXPENDITURES - BOLIVIA	12,651	56,760

ALLOCATION OF ADVANCES	-	(50,452)

TOTAL EXPENDITURES	$1,199,844	$1,175,531

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(451,646)	$(394,923)	$(568,165)	$(1,184,264)
ADD NON-CASH ITEMS
AMORTIZATION	11,515	16,410	22,451	25,343
GAIN ON SALE OF EQUIPMENT	-	(11,198)	-	(11,198)
STOCK-BASED COMPENSATION	-	90,390	-	621,485

	(440,131)	(299,321)	(545,714)	(548,634)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	10,662	4,138	(4,787)	(9,011)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(17,314)	(184,959)	(70,863)	29,875

NET CASH USED IN OPERATIONS	(446,783)	(480,142)	(611,790)	(527,770)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	1,539,000	10,000	1,539,000	4,450,600
SHARE SUBSCRIPTIONS	(360,000)	-	-	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,179,000	10,000	1,539,000	4,450,600

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(467,246)	(654,735)	(1,141,456)	(1,032,063)
EQUIPMENT	(3,524)	(76,088)	(5,952)	(76,133)

NET CASH USED IN INVESTING ACTIVITIES	(470,770)	(730,823)	(1,147,408)	(1,108,196)

NET CHANGE IN CASH AND CASH EQUIVALENTS	261,447	(1,200,965)	(220,198)	2,814,634

CASH AND CASH EQUIVALENTS, BEGINNING	843,525	5,355,360	1,325,170	1,339,761

CASH AND CASH EQUIVALENTS, ENDING	$1,104,972	$4,154,395	$1,104,972	$4,154,395

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange.  The fiscal second quarter end of the Company and its Chilean subsidiary is June 30th, whereas the fiscal second quarter end of the inactive subsidiary, South American Mining & Exploration Corp. (“S.A.M.E.X.”) and of the Bolivian subsidiaries is March 31st.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for their 2008 fiscal third quarter from April 1, 2008 to June 30, 2008.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at June 30, 2008, the Company had incurred losses since inception totalling $23,145,327.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2008, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to raise such financing through issuance of its equity securities by way of private placements or by joint ventures on its mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturity of three months or less.

c.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including stock-based compensation, carrying value of mineral properties and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

d.

Financial Instruments – On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”, Section 3861, “Financial Instruments-Disclosure and Presentation”, and Section 3856, “Hedges”. These new accounting standards provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company does not have derivatives or embedded derivatives.

e.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

f.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized expenditures as reported on the balance sheet represent acquisition and capitalized mineral exploration expenditures incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration expenditures will be amortized over the estimated life of the mine on the units of production method.

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral interests not acquired by the Company.

g.

Translation of Foreign Currency – The Company uses the temporal method of foreign currency translation to account for its integrated subsidiaries.  Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations as incurred.

h.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

i.

Equipment and Amortization - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

j.

Stock-Based Compensation – The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expenses over the vesting period of the stock options.

k.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

l.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations

m.

Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

n.

Management of Capital - The objective of the Company relative to managing capital is to protect its ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.  To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.  The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments that are immediately redeemable at any time.

o.

Comprehensive Income – January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

p.

Comparative Figures – Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

q.

Recent Accounting Pronouncements - The CICA has issued the following new accounting standards:

1535 Capital Disclosures, 3031 Inventories, 3064 Goodwill and Intangible Assets, 3862 Financial Instruments – Disclosures and 3863 Financial Instruments - Presentation, which are applicable to the Company’s 2008 and 2009 fiscal years.

CICA Handbook Section 1400 General Standards of Financial Statement Presentation: The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have a significant impact on its consolidated financial statements.

CICA Handbook S. 1535 Capital Disclosures: The new standard is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies, and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complied with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and will have no effect on the financial results of the Company.

CICA Handbook S. 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation: This new standard replaces accounting standard 3861 Financial Instruments – Disclosure and Presentation and is effective for annual and interim periods beginning on or after October 1, 2007.  Presentation requirements have not changed. Enhanced disclosure is required to assist users of financial statements in evaluating the significance of financial instruments on the Company’s financial position and performance, including qualitative and quantitative information about the Company’s exposure to risks arising from financial instruments.  The new accounting standards cover disclosure only and will have no effect on the financial results of the Company.

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

3.

MINERAL INTERESTS

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i. INCA Property – The Company has a 100% interest in more than 11,500 hectares of mineral concessions acquired by purchase, staking, purchase at government auction, and by four separate agreements for options to purchase 100% interest in mineral concessions as follows:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$961,500 paid).  Pursuant to payment terms revised March 31, 2008, payments are due: March 31, 2008 – US$84,500 (paid) and US$77,000 (paid to a third party); upon resolution of certain title issues on an 85-hectare portion of the optioned property, US$77,000 payable on behalf of the optionor to a third party; and March 31, 2009 – US$961,500.  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Araya Option - Option to acquire 45 hectares of mineral interests for consideration of US$300,000 (US$200,000 paid).  Option payments are due: March 31, 2008 – US$100,000 (paid); and March 31, 2009 – US$100,000.  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  Option payments are due: April 30, 2008 - US$75,000 (paid); and April 30, 2009 - US$150,000.  No NSR is payable on these concessions.

Parra Option - Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$100,000 paid).  Option payments are due: US$50,000 on April 9, 2008 (paid); and US$80,000 on April 9, 2009.  No NSR is payable on these concessions.

Viscacha 1 Purchase – The Company purchased 3 hectares of mineral interests.  No NSR is payable on this concession.

ii.

Los Zorros Property – The Company acquired 100% interest in approximately 7,895 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance NSR payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000 ($100,000 paid).  The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

iii.

Espejismo Prospects – The Company acquired 100% interest in 463 hectares of mineral concessions by staking and purchasing concessions at government auction.  Since the property is currently inactive, the property was written down at December 31, 2007 to a nominal value of $1,000.

iv.

Tres Puntas/Chimbero Prospects – The Company acquired 100% interest in 824 hectares of mineral concessions by staking and purchasing concessions at government auction.

v.

Miscellaneous Properties - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas for possible future evaluation.  Since the properties are currently inactive, the properties were written down at December 31, 2007 to a nominal value of $1,000.

BOLIVIA

i.

Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of the Company.  Emibol S.A. earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

ii.

El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol S.A. earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

iii.   Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.    Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed that a portion of the property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex S.A. that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Due to the inactivity on the property, the property was written down at December 31, 2007 to a nominal value of $1,000 until the issue with Comibol is resolved and exploration activity is resumed.

iv.

Walter Property - The Company’s subsidiary, Bolivex S.A. acquired 100% interest in 910 hectares of mineral interests for a purchase price of US$500,000.  The property is subject to an net sales royalty of up to 3% (gross sales less the cost of smelting and sale).  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

v.

Wara Wara Property - The Company’s subsidiary, Emibol S.A. acquired 100% interest in 3,875 hectares of mineral concessions acquired by staking and by two purchase/sale agreements for an aggregate purchase price of US$9,500.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

vi.

Yaretani Property – The Company’s subsidiary Emibol S.A. acquired 100% interest in 2,280 hectares of mineral interests pursuant to an option agreement and two purchase agreements for an aggregate purchase price of US$131,200.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

4.

EQUIPMENT

	AT JUNE 30, 2008			AT DECEMBER 31, 2007

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 128,169	$ 89,427	$ 38,742	$ 122,686	$ 82,407	$ 40,279
Exploration equipment	61,169	29,422	31,747	61,169	23,404	37,765
Vehicles	124,308	58,200	66,108	123,839	46,144	77,695

	$ 313,646	$ 177,049	$ 136,597	$ 307,694	$ 151,955	$ 155,739

5.

RELATED PARTY TRANSACTIONS

During the second quarter ended June 30, 2008, a director charged the Company $9,123 for legal services.  Employees who are also directors or officers of the Company were paid salaries totaling $104,110 in the second quarter ended June 30, 2008, a $28,210 portion of which was capitalized to mineral interests.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	COMMON SHARES	VALUE

Balance December 31, 2005	66,423,165	$22,092,318

Incentive stock options exercised
At $0.20 per share	450,000	90,000
At $0.40 per share	300,000	120,000
Fair value of options exercised		110,520
Warrants exercised
At $0.40 per share	304,500	121,800
At $0.78 per share	50,000	39,000
At $0.80 per share	1,040,000	832,000
Private Placement
At $0.70 per share	3,720,000	2,604,000
Financing Costs
Cash	-	(100,000)

Balance at December 31, 2006	72,287,665	25,909,638

Incentive stock options exercised
At $0.20 per share	600,000	120,000
Warrants exercised
At $0.78 per share	66,000	51,480
Private Placement
At $0.80 per share	5,742,500	4,594,000
Financing Costs
Cash	-	(253,400)

Balance at December 31, 2007	78,696,165	30,421,718

Private Placement
At $0.60 per share	2,565,000	1,539,000

Balance at June 30, 2008	81,261,165	$31,960,718

Preferred Shares

In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

c.

Stock Options and Warrants

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE DEC 31, 2006	GRANTED (EXERCISED)	BALANCE DEC 31, 2007	GRANTED (EXERCISED) [CANCELLED]	BALANCE JUN 30, 2008	EXERCISE PRICE	TERM TO

50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
30,000	-	30,000	-	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
205,000	-	205,000	-	205,000	$1.00	Feb 3, 2009
945,000	-	945,000	-	945,000	$1.10	Aug 6, 2009
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
1,850,000	-	1,850,000	-	1,850,000	$0.85	May 2, 2016
-	1,295,000	1,295,000	-	1,295,000	$0.84	Feb 23, 2017
-	200,000	200,000	[50,000]	150,000	$0.85	Jun 22, 2012
-	50,000	50,000	-	50,000	$0.80	Sep 24, 2012
	60,000	60,000	-	60,000	$0.70	Dec 20, 2012
-	-	-	150,000	150,000	$0.65	May 1, 2013

6,225,000	1,005,000	7,230,000	100,000	7,330,000

As at June 30, 2008, the weighted average remaining contractual life of the options is 5.75 years and the weighted average exercise price is $0.77.

Stock-Based Compensation - During the second quarter ended June 30, 2008, the Company granted stock options to a geologic consultant on 150,000 shares at a price of $0.65 per share with a fair value of $55,745.  This stock-based compensation expense of $55,745 was capitalized to mineral expenses included in the category, “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during the second quarter:  Expected dividend yield – 0%; Expected stock price volatility – 89%; Risk-free interest rate – 4.75%; Expected life of options – 5 years.

(ii)

Share Purchase Warrants

BALANCE DEC 31, 2006	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2007	ISSUED (EXERCISED OR EXPIRED)	BALANCE JUNE 30, 2008		EXERCISE PRICE	TERM TO

400,000	-	400,000	-	400,000		$1.10	Aug 25, 2009
1,810,000	(66,000)	1,744,000	-	1,744,000	$ $	0.78 0.78	Feb 13, 2009 Feb 13, 2009
-	2,871,250	2,871,250	-	2,871,250		$1.00	Mar 16, 2009
-	-	-	1,282,500	1,282,500		$0.70	Apr 15, 2011

2,210,000	2,805,250	5,015,250	1,282,500	6,297,750

As at June 30, 2008, the weighted average remaining contractual life of the share purchase warrants is 0.57 years and the weighted average exercise price is $0.88.

d.

Contributed Surplus

The contributed surplus arises solely from stock based compensation.

	FOR THE SIX MONTHS ENDED JUNE 30, 2008	FOR THE YEAR ENDED DECEMBER 31, 2007	FOR THE YEAR ENDED DECEMBER 31, 2006

Contributed surplus balance, beginning	$4,114,750	$3,301,113	$2,317,058
Stock based compensation	55,745	813,637	1,094,575
Fair value of options exercised re-allocated to share capital	-	-	(110,520)

Contributed surplus balance, ending	$4,170,495	$4,114,750	$3,301,113

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At June 30, 2008	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$4,789	$17,662	$22,451
Foreign exchange loss	-	50,625	50,625
Mineral interests administration and investigation costs	-	160,350	160,350
Salaries, benefits and stock-based compensation	194,112	-	194,112
Administration and general	103,803	36,824	140,627

Net loss	$302,704	$265,461	$568,165

Expenditure for equipment and mineral interests	$2,166	$1,203,630	$1,205,796

Equipment and mineral interests	$31,593	$11,802,682	$11,833,275

Total assets	$1,162,150	$11,884,843	$13,046,993

At June 30, 2007	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$5,202	$20,141	$25,343
Foreign exchange loss	-	61,704	61,704
Gain on sale of equipment	(1,000)	(10,198)	(11,198)
Mineral interests administration and investigation costs	-	152,245	152,245
Salaries, benefits and stock-based compensation	723,845	89	723,934
Administration and general	200,051	32,185	232,236

Net loss	$928,098	$256,166	$1,184,264

Expenditure for equipment and mineral interests	$16,603	$82,458	$99,061

Equipment and mineral interests	$28,965	$8,405,205	$8,434,170

Total assets	$4,109,534	$8,554,339	$12,663,873

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  For the year ended December 31, 2007, the Company had Canadian operating losses of approximately $720,000.  These operating losses expire as follows: 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; and 2027 - $720,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,597,600.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

MANAGEMENT DISCUSSION

DATE: August 15, 2008

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for deposits of precious and base metals.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and the continued strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Inca copper, gold, silver and molybdenum prospects, the Espijismo gold prospects and the Tres Puntas/Chimbero silver prospects.  In Bolivia the company holds an interest in six mineral exploration properties; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled “Mineral Property Summaries” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

FIRST QUARTER 2008 - FOR THE THREE MONTHS ENDED MARCH 31, 2008

During the first quarter of 2008 we continued to process drill core and compile data from the INCA project, we made option payments and an advance royalty payment related to our mineral properties in Chile, and we arranged a private placement financing.  We were also involved in the preparation and audit of the Company’s Financial Statements and Annual Report, and in preparing the Information Circular and documents for the Company’s Annual General Meeting on Thursday, May 29, 2008.

INCA Project, Chile - By mid December of 2007, the drilling portion of the Phase I core-drilling program at the INCA Project was finished with a total of 10,309 meters of drilling having been completed in 35 holes, with an average hole length of approximately 300 meters.  By that time, approximately 40% of the drill core from the program had been logged, sampled and ship to the lab for assaying.  During the first quarter of 2008, we continued with the detailed process of core logging, sampling and assaying, along with the evaluation and interpretation of the results from the Phase I drilling.  With the strong exploration activity in the industry, laboratories had significant backlogs of core analysis that resulted in receiving our assay results at a much slower rate than anticipated.  As a consequence, the data was being compiled and readied for news releases on a target-by-target basis as geochemical results were received.  For details of the drilling results that have so far been compiled and reported up to the date of the first quarter report, please see “INCA PROJECT” in the Mineral Property Summaries section of this quarterly report and the following news releases:

News Release No. 10-07, December 11, 2007 “Phase I Drilling Update - INCA Project, Chile”

News Release No. 1-08, February 25, 2008 “Strong Copper And Moly Intercepted At Magallanes, INCA Project, Chile”

News Release No 6-08, May 12, 2008 “INCA Project Update, Chile - Tucumana Area: Copper, Moly & Gold Mineralization Intersected In Tucumana Breccia Pipe; Discovery Of Second Breccia Pipe In Tucumana Area (Tucumana #2); Two Additional Large Breccia Pipe Targets Identified For Future Testing”.

Jeff Dahl, President of SAMEX said, “We are pleased with these exploration results and encouraged that they are advancing our discovery agenda.  The detailed compilation and methodical evaluation of Phase I exploration, although time consuming, is steadily improving our understanding of the geological controls and influences that emplaced, or later affected the mineralization that we’re pursuing.”  Subsequent to the date of this quarterly report, drilling data from the INCA project will continue to be compiled and readied for news releases on a target-by-target basis.

Option Payments On INCA Concessions – During and subsequent to the first quarter, option payments were made on concessions that comprise a portion of the INCA property including the Minera Porvenir Option, the Araya Option, the Rojas Option and the Parra Option. (see INCA Project - Mineral Property Summaries).

Payment Terms Revised On Minera Porvenir Option – Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years.  To facilitate the resolution of a title issue on an 85-hectare portion of the option, the Optionor agreed to revise the payment terms whereby a portion of the option payments are paid directly to third parties on behalf of the Optionor.  Effective March 31, 2008, the terms for the option payments for 2008 and 2009 were revised as follows:

i)

initial payment of US$608,677 (paid in 2006);

ii)

US$191,323 on March 31, 2007 (paid);

iii)

(Revised) Payment of US$200,000 due on March 31, 2008 increased to US$238,500 as follows:

A)

US$84,500 on March 31, 2008 (paid subsequent to the first quarter),

B)

US$77,000 (paid to a third party on behalf of the Optionor subsequent to the first quarter), and

C)

US$77,000 payable to a third party on behalf of the Optionor upon the Optionor’s resolution of the title issue on a 85-hectare portion of the option; and

iv)

(Revised) Payment of US$1,000,000 due March 31, 2009 decreased to US$961,500.

Under the revisions, although a portion of the payments are directed to third parties on behalf of the Optionor, there is no change in the total option price of US$2,000,000 and as such we do not anticipate any net financial change for SAMEX.  The concessions that comprise the 85 hectares subject to the title issue are situated on the fringe of the target areas that are the focus of our exploration.  No substantial exploration, and no drilling, was done on these concessions as part of our recently completed drill program on INCA. As such, the current title issue is not expected to materially affect the INCA project.

Advance Royalty Payment Made On Los Zorros Property, Chile – On February 29, 2008 SAMEX made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion (mainly Exploration Area II) of the Company’s Los Zorros property in Chile.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and by March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  The Company purchased the 209 hectares of mineral concessions in 2006 pursuant to the “Hochschild Option”.  The concessions cover several old small gold workings that exhibit strong potential for the discovery of new resources.  Over several years SAMEX has accumulated more than 7,800 highly prospective hectares of mineral concessions at Los Zorros, which the Company has grouped into seven separate “Exploration Areas”.  The exploration objective at Los Zorros is the discovery of gold, silver and/or copper deposits.

Private Placement – During the first quarter, we arranged a private placement that was subsequently completed in April 2008.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $2,642 for legal services during the first quarter of 2008.  Employees who are also directors or officers of the Company were paid salaries totaling $113,593 in the first quarter ended March 31, 2008, a $37,693 portion of which was capitalized to mineral interests.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Investor Relations – Investor relations are handled by management and by Brazen Financial Corp., which also provides investor relations services for the Company pursuant to a Consulting Agreement dated June 22, 2007.  During the first quarter, Brazen Financial Corp. was paid $22,500 for providing investor relations services.  During the first quarter, meetings were held with shareholders, brokers and fund managers.

Stock Options – No stock options were granted or exercised during the first quarter ended March 31, 2008.

Warrants – No warrants were exercised or issued during the first quarter.

NO SECURITIES WERE ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2008

Outstanding shares at March 31, 2008 – 78,696,165

SECOND QUARTER 2008 - FOR THE THREE MONTHS ENDED JUNE 30, 2008

During the second quarter of 2008 we continued to process drill core and compile data from the INCA project in Chile.  We also conducted additional trenching, channel sampling and assaying and commenced the installation of safety ladders to provide exploration access to historic underground workings at the INCA project.  We also made option payments on certain mineral properties in Chile and completing a private placement financing that had been announced in the first quarter.  At the Eskapa project in Bolivia, work was conducted to complete construction of the new Eskapa exploration camp.  During the second quarter we were also involved in the preparation and audit of the Company’s Financial Statements and Annual Report, and in preparing the Information Circular and documents for the Company’s Annual General Meeting.

Private Placement – During the second quarter, we completed a private placement that had been announced during the first quarter.  The Company raised $1,539,000 through a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant entitles the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant which expires April 15, 2011.  The units (2,565,000 shares and 1,282,500 warrants) were issued April 15, 2008 and are subject to a hold period until August 16, 2008.  Proceeds are for expenditures on the Company’s mineral properties and for general working capital.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $9,123 for legal services during the second quarter of 2008.  Employees who are also directors or officers of the Company were paid salaries totaling $104,110 in the second quarter ended June 30, 2008, a $28,210 portion of which was capitalized to mineral interests.

Investor Relations – Investor relations are handled by management and by Brazen Financial Corp., which also provides investor relations services for the Company pursuant to a Consulting Agreement dated June 22, 2007.  During the second quarter, Brazen Financial Corp. was paid $13,500 for providing investor relations services.  During the second quarter, meetings were held with shareholders and brokers.

Stock Options – During the second quarter the Company granted stock options to a geologic consultant working on the INCA project, on 150,000 shares at a price of $0.65 per share with a fair value of $55,745 based on the Black-Scholes option-pricing model (see Note 6 c (i)).  This stock-based compensation expense of $55,745 was capitalized to mineral expenses included in the category, “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.  Options on 50,000 shares at $0.85 per share were cancelled during the second quarter.  No options were exercised during the second quarter.

Warrants – No warrants were exercised during the second quarter.  Warrants on 1,282,500 shares exercisable at $0.70 per share were issued pursuant to the private placement of units that was completed during the second quarter.

Annual Meeting – The Company’s Annual General Meeting was held in Abbotsford, BC on May 29, 2008.  The Company’s six directors were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on May 29, 2008 the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report Filed With the U.S. SEC – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems  – SAMEX is pleased to confirm that its working capital and excess cash are immediately redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

SECURITIES ISSUED DURING THE SECOND QUARTER ENDED JUNE 30, 2008

Outstanding shares at March 31, 2008 – 78,696,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
April 15/08	Common Shares Warrants	Private Placement	2,565,000 Shares 1,282,500 Warrants	$0.60	$1,539,000	Cash	N/A
Outstanding shares at June 30, 2008 - 81,261,165 Outstanding shares at the date of this report August 15, 2008 – 81,261,165

Stock Options - At June 30, 2008 options were outstanding to acquire 7,330,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 270,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	75,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert Kell	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 275,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry McLean	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 250,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen Leschert	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	50,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 May 2, 2006 Feb 23, 2007	50,000 100,000 150,000 125,000	$1.00 $1.10 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	40,000 40,000 175,000 150,000 75,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005 May 2, 2006	30,000 55,000 50,000 30,000 70,000	$0.63 $1.00 $1.10 $0.40 $0.85	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015 May 2, 2016
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Aug. 13, 2003 Aug 6, 2004 May 2, 2006	50,000 50,000 50,000	$0.40 $1.10 $0.85	Aug. 13, 2008 Aug. 6, 2009 May 2, 2016
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004 May 2, 2006	50,000 50,000 100,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jean Nicholl	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Edgar Zapata	May 2, 2006	30,000	$0.85	May 2, 2016
Raul Castaneta	May 2, 2006	30,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Brazen Financial Corp.	Jun 22, 2007	150,000	$0.85	Jun 22, 2012
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007	60,000	$0.70	Dec 20, 2012
Steve Buckley	May 1, 2008	150,000	$0.65	May 1, 2013

Plans and Projections -  – In April 2008, the Company completed a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of $1,539,000.  The Company plans to continue the substantial effort of evaluating and interpreting the exploration results from the Phase I drilling program at the INCA project in Chile.  In part, this effort will focus on integrating the Phase I results with the available historical information from the immediate and also broader district area. Over the past year, the Company has entertained several larger parties who expressed strong interest in possibly joint-venturing the INCA project.  This approach may be an excellent way to facilitate faster overall growth and more rapidly advance the INCA project. The Company will continue such efforts and deliberations over the coming months.   The Company is also expecting to renew its exploration activities on the numerous quality targets at its Los Zorros project in Chile.  The Company will endeavor to secure the necessary human and financial resources to facilitate the advancement of both INCA and Los Zorros simultaneously.  See note “Forward Looking Statements” at end of this report.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the second quarter ended June 30, 2008. In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for their 2008 fiscal third quarter from April 1, 2008 to June 30, 2008 (see Note 1 to the financial statements).  The discussion should be read in conjunction with the consolidated financial statements to June 30, 2008 and the related notes included in this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

the cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations;

d)

our ability to identify and exploit commercial deposits of mineralization; and

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

the competitive demand for quality mineral exploration properties;

b)

political and regulatory climate in countries where properties of interest are located;

c)

regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities; and

e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to continued strength in the demand for, and in the prices of precious and base metals and a corresponding favourable market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration. During 2006, the prices of gold, silver, copper and zinc dramatically increased over their prices in the previous five years, and although these metals experienced significant price volatility during 2007, they all maintained prices substantially higher than in the years previous to 2006.  This continued strength in the metal prices effectively maintained a good interest in the general market for the shares of junior exploration companies.  This in turn caused a growth in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled “Forward Looking Statements” at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 2.j to our consolidated financial statements.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	Year Ended December 31, 2007	Year Ended December 31, 2006	13 Months Ended December 31, 2005

Revenue	$ -	$ -	$ -
Net loss from operations	(1,865,163)	(1,961,999)	(1,539,887)
Net loss for the year/period	(1,903,683)	(1,979,866)	(1,546,357)
Net loss per share	(0.02)	(0.03)	(0.02)
Total assets	12,083,496	8,605,000	5,751,166
Long-term liabilities	-	-	-

Quarterly Results	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(451,646)	(116,519)	(382,043)	(337,376)	(394,923)	(789,341)	423	(253,806)
Net loss /share $	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)

Net losses are due in part to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, the net loss for the first quarter of fiscal 2007 (to March 31, 2007) included a stock-based compensation expense of $672,272 in relation to a grant during the first quarter of 1,295,000 options on shares at a price of $0.84 per share.  The net loss for the second quarter of fiscal 2007 to June 30, 2007 included a stock-based compensation expense of $90,390 in relation to the grant of options on 200,000 shares at a price of $0.85 per share. The net loss for the fourth quarter of 2007 (to December 31, 2007) included a stock-based compensation expense of $22,900 in relation to the grant of options on 60,000 shares at $0.70 per share to a consultant.  The net loss for the second quarter ended June 30, 2008 is due in part to an unusually large foreign exchange loss of $159,553 that resulted from an anomalous currency exchange differential (see comments below concerning “Foreign Exchange Loss” for further information).

Operating Results

During the second quarter of 2008 our activities at the INCA project in Chile included continued processing of drill core and data compilation, as well as additional trenching, channel sampling, assaying and installation of safety ladders to provide exploration access to historic underground workings at the INCA project.  We also made option payments on certain mineral properties in Chile and completing a private placement financing that had been announced in the first quarter.  At the Eskapa project in Bolivia, work was conducted to complete construction of the new Eskapa exploration camp.  During the second quarter we were also involved in the preparation and audit of the Company’s Financial Statements and Annual Report, and in preparing the Information Circular and documents for the Company’s Annual General Meeting.

As a result of our activities during the second quarter, our expenditures on mineral interests and exploration costs totaled $607,082 for the three months ended June 30, 2008 as compared to $733,758 for the second quarter of 2007.  An $82,704 portion of the mineral interests and exploration costs for the second quarter of 2008 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $524,378 is included in “Expenditures” in the Statements of Mineral Interests. Our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $11,697,678 at June 30, 2008 as compared to $8,261,771 at June 30, 2007.

The amount of cash and cash equivalents on hand at June 30, 2008 was $1,104,972 compared to $4,154,395 at June 30, 2007.  At June 30, 2008, we were debt-free, apart from accounts payable of $35,600 as compared to $67,728 at June 30, 2007.

The following comments relate to certain categories in the consolidated financial statements at June 30, 2008:

Consolidated Balance Sheet

“Other Current Assets” - includes $61,655 which reflects the market value of 2,023.824 grams of gold the Company held at June 30, 2008 (the unrealized gain on the gold value for the six months ended June 30, 2008 is $7,780 – See  “Unrealized Gain On Available-For-Sale Financial Instrument” in Consolidated Statements of Comprehensive Loss and also see comment below concerning “Accumulated Other Comprehensive Income”).

“Accumulated Other Comprehensive Income” - $25,507 is the total unrealized gain on the value of 2,023.824 grams of gold the Company held at June 30, 2008 (the unrealized gain on the gold value for the six months ended June 30, 2008 was $7,780 - see “Unrealized Gain On Available-For-Sale Financial Instrument” in Consolidated Statements of Comprehensive Loss and also see comment above concerning “Other Current Assets”).

Consolidated Statements of Operations and Deficit

“Consulting” – includes $13,500 paid to Brazen Financial Corp. to provide investor relations services to the Company during the second quarter.

“Foreign Exchange Loss” – During the first quarter ended March 31, 2008, this category recorded a foreign exchange gain ($108,928) due to an anomalous currency exchange differential that occurred relative to the Chilean Peso and the Canadian Dollar between December 31, 2007 and the end of the first quarter at March 31, 2008.  During the second quarter, the currency exchange differential returned to a more normal spread that consequently reversed the gain of the first quarter to a foreign exchange loss for the second quarter ended June 30, 2008

“Mineral Interests Administration and Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

“Salaries, Benefits and Stock-Based Compensation” – the larger comparative amount of $723,934 for the six months ended June 30, 2007 includes a stock-based compensation expense of $531,095 related to the granted of options during the first quarter of 2007.  These stock-based compensation expenses were determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Consolidated Statements of Comprehensive Loss

There are no comparative numbers for the three months and six months ended June 30, 2007 since the Company did not introduce a statement of comprehensive loss into its financial statements until the fourth quarter of 2007 for the fiscal year ended December 31, 2007.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.  This category for the INCA Property in Chile shows a comparative amount of $253,407 for the six months ended June 30, 2007 that includes $141,177 of Stock-Based Compensation expense that was capitalized in relation to stock options granted during 2007 to geologists working on our INCA property.

“Value Added Taxes” – During the first quarter ended March 31, 2008, these categories for the INCA property ($66,236) and Los Zorros property ($62,322) in Chile, included a foreign exchange adjustment of $118,946 in aggregate due to an anomalous currency exchange differential that occurred relative to the Chilean Peso and the Canadian Dollar between December 31, 2007 and the end of the first quarter at March 31, 2008.   The combined Value Added Tax balance for the Los Zorros and Inca properties forwarded from December 31, 2007 was CLP314,671,634 (Chilean Pesos) which multiplied by the difference in the exchange rate of .00378 to March 31, 2008, resulted in an accounting adjustment increase of CDN$118,946 during the first quarter.  During the second quarter, the currency exchange differential returned to a more normal spread, which consequently reversed the accounting adjustment increase of the first quarter.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the three month period ended June 30, 2008.  We realized a net loss of $451,646 for the second quarter ended June 30, 2008 or $0.01 per share compared to a net loss of $394,923 for the second quarter ended June 30, 2007 or $0.01 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to pursue both the acquisition of mineral properties that we consider to be highly prospective for gold, silver, copper and other metals and to conduct further exploration at the INCA project and the Los Zorros property in Chile.  In April 2008, the Company completed a private placement of 2,565,000 units at $0.60 per unit that raised gross proceeds of more than $1.5 million to help fund our activities.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources are sufficient to fund our general operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During the past few years, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $171,480 were realized from the exercise of options and warrants.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.

Use Of Proceeds - During fiscal 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties during fiscal 2006 totaled $2,161,249 at December 31, 2006.  During fiscal 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.  During the first quarter of 2008, expenditures/exploration on our mineral properties totaled $753,112 for the three months ended March 31, 2008.  During the second quarter of 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was partially fulfilled during the second quarter of 2008 as expenditures/exploration on our mineral properties totaled $607,082 for the three months ended June 30, 2008.

Anticipated Capital Requirements - We anticipate that we will be able to fund our ongoing general operations over the next year from funds on hand. In April 2008, the Company completed a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of more than $1.5 million.  In relation to exploration programs, management will work to secure additional equity financings to fund our proposed exploration programs at the INCA project and the Los Zorros property in Chile.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the option obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at June 30, 2008 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,038,500	US$1,038,500
Araya Option (2) Option Payments	US$100,000	US$100,000
Rojas Option (3) Option Payments	US$150,000	US$150,000
Parra Option (4) Option Payments	US$80,000	US$80,000
Hochschild Purchase (5) Advance Royalty	US$400,000	US$100,000	US$300,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$1,368,500 Advance Royalty US$400,000 (5)	US$1,368,500 Advance Royalty US$100,000 (5)	Advance Royalty US$300,000 (5)

(1) These are option payments pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(2) These are option payments pursuant to an option to purchase mineral property forming a 45-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(3) These are option payments pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(4) These are option payments pursuant to an option to purchase mineral property forming a 21-hectare portion of our INCA property under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(5) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion of our Los Zorros Property.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29 of 2008 and by March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies has been good over the past year as a result of high precious metal and base metal prices.  We anticipate that the price of gold, silver, copper and other metals will remain strong and possibly increase over the next year which should enable us to secure additional equity financing.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that   materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Employees, Salaries, Payment to Related Party – During the second quarter of 2008 we had 25 employees, the majority of which were involved in activity on our mineral properties in Chile and Bolivia.  By comparison, we had 23 employees during the second quarter of 2007.  Salaries, for employees who are also directors or officers of the Company, totaled $104,110 for the second quarter 2008, a $28,210 portion of which was capitalized as mineral interests (compared to second quarter of fiscal 2007 when their salaries totaled $106,778, a $30,878 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $9,123 for legal services during the second quarter of 2008 (second quarter of 2007 - $13,472).

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and director, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. All three members have been directors of the Company since 1995 and have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

MINERAL PROPERTY SUMMARIES

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  The exploration objective at El Desierto is to delineating targets for porphyry copper-gold deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  In 2007 we further reduced our landholdings in the area, but we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative deferred Mineral Interests expenditures since 1995 totaling $1,390,890 at June 30, 2008.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000. During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property at a later date.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging between approximately US$1.00 to $2.00 per hectare (depends upon US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS – Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBERO PROSPECTS – Silver Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 824 hectares of mineral concessions covering silver prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these silver prospects until additional concessions are acquired.

MISCELLANEOUS PROPERTIES, CHILE - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas in Chile for possible future evaluation. No exploration is currently planned.

INCA PROJECT

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores.  These mineralized occurrences are the typical high-level expression to possible deeper seated, source porphyry copper intrusions of likely much larger size with significant upside exploration potential.  The objective is to explore beneath these oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Exploration is focused on possibly expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization that was encountered by previous mining/exploration activities.

The INCA project is favorably situated from both a geological and a logistical perspective, being very close to important transportation routes, power lines and general mining infrastructure. Also of importance, in 2005, Chilean national mining company, CODELCO discovered a 350-million-ton porphyry orebody (Cu, Au, Mo, Ag) on their property adjacent to the INCA project.  The INCA project is situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  Extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are utilized in geologic mapping and planning of drill-hole locations.   We located and evaluated old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this information, first hand accounts from old miners, and additional field studies, we were able to construct a geologic picture from the previous mining/exploration activities that strongly supported additional exploration of the targets at INCA.  During the fourth quarter of 2006, we commenced a large (30.6 line-kilometers) geophysical IP survey.  The purpose of the IP survey was to aid in planning exploration-drilling by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   The IP geophysics program involved a total of six survey lines that were finally completed in January 2007.

Additional IP geophysical surveys were conducted in 2007 and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work then commenced to prepare access roads and drill pads for the Phase I core drilling program that began in July.  By December 2007 the first phase of drilling had been completed.

News Release No. 10-07 dated December 11, 2007 reported an update on the drilling as follows: Phase I Drilling Update - Inca Project, Chile - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  Below are brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Delirio-Tucumana Breccia Complex - At the Delirio breccia complex, eight holes were drilled, ranging from 200 to 400 meters in length over two section lines spaced two hundred meters apart.  On the western part, near the Delirio mine open-cut workings, the series of holes show that the breccia body to be erratically copper mineralized, with a near-vertical orientation; a width that very gradually diminishes from 170 to 130 meters wide over the 400-meter depth extent so far tested.  The upper 130 meter-thickness of the breccia body contains interesting amounts of oxide-copper mineralization.  Below the oxide zone, moderate amounts of chalcopyrite and minor molybdenite occur with potassic alteration.  The abundance of sulfide mineralization appeared to wane to trace amounts below a depth of 370 meters, only for occurrences of coarse chalcopyrite to begin to re-appear in the last few meters of DDH-D-L1-01.

At the Tucumana mine a smaller +/-200-meter long satellite breccia body, exploited for oxide copper ore, was found at depth to be well mineralized with chalcopyrite, bornite, and some molybdenite (3 holes).  The enhanced mineralization of this breccia may be due to the presence of two events of mineralization and alteration discernable by features in the core.   An early event (1) includes: collapse brecciation, aplite intrusion, and introduction of copper mineralization (chalcopyrite and molybdenite) with potassic alteration plus tourmalinization.  Event 1 was followed by an intrusion up into the breccia pipe of a porphyritic andesite and then the superposition of a second mineralization/ alteration event (2), which resulted in the deposition of bornite, chalcopyrite, molybdenite, related sericite and potassic alteration. The large aplite plug near Tucumana was also found to be variably potassic altered and to contain chalcopyrite mineralization with some accessory molybdenite.  Drilling shows that this plug expands outward at depth.  Its mineralized and altered nature suggests that the aplite is the cause of the first mineralizing event (1).  A late sericitic alteration (event 3), which is controlled along a northeast-trending structural zone, is also chalcopyrite and molybdenite mineralized likely derived from local remobilization of the earlier mineralization.  To the east, the Delirio-Tucumana breccia complex becomes pervasively sericite altered and strongly leached by supergene processes to 200 meters depth. In this area the breccia body has a drilled width in excess of 200 meters (1 hole).

The prospective area of the Delirio-Tucumana complex is quite large measuring in excess of 1000 meters long by 150 to well over 200 meters across and remains open ended in a northeast direction. This very large target area has been little tested by our initial drilling efforts, which show that there is good potential for widespread copper sulfide mineralization at depth.  Drilling results show that the intensity of alteration and copper mineralization may be improving toward the northeast and also at depth in that direction.  Certainly the mineralization/alteration events become more complicated as only one event seems to be present in the western Delirio area while multiple events are apparent at deeper levels and to the east-northeast.  A porphyry source for the second event (2) has not yet been encountered by drilling.  Consideration is being given to re-entering and deepening DDH-D-L1-01 at Delirio, which continuously drilled breccia with erratic copper sulfide mineralization from 130 meters to a depth of +400 meters.

A deeper-seated IP anomaly at the Delirio east area (B1 zone) and continuing northeastward to beneath gravel-covered plains (llano) has not been drill tested and may reflect sulfide mineralization present at depth in the breccia and/or within a porphyry source.  Several outlying IP anomalies located further east of the Delirio-Tucumana breccia complex, which host local tourmaline veining in surface exposures, remain to be drill tested.  Because of Phase I’s limited drilling at the Delirio-Tucumana breccia complex, holes have mostly been from higher elevations and appear to be relatively deep, but actually terminate at depths of no more than 200 meters below the surrounding valleys and plains.

Puntilla-San Antonio - The vein system has been drilled in three areas (Matilde, San Antonio, and northeast of Manto Cuba) and shows increasing abundance of chalcopyrite veinlets eastward (8 holes).  Accompanying the increase in vein abundance is intensifying sericitic alteration as halos to veinlets. These relationships suggest that the mineralizing/altering fluids may have emanated from a porphyry source perhaps concealed beneath the Providencia area.  A tourmaline breccia was intersected near the San Antonio mine and this breccia body is intruded by porphyritic “andesite”, is potassically altered, and contains some bornite-chalcopyrite mineralization in similar style to that at Tucumana.  The abundance of veinlets intersected, so far, in the Matilde and San Antonio areas appears too sparse to comprise possible ore.  The vein system trends, with several fault offsets, toward the Providencia mine area where copper-sulfide mineralized breccia and porphyritic “andesite” intrusions occur and mining has exploited the breccia for oxide-copper and chalcocite-chalcopyrite ore.

San Antonio-Providencia - While drilling along the San Antonio to Providencia vein trend and proximal areas (7 holes), a new mineralized breccia body was discovered. Two drill holes recently completed a test of the vein system positioned roughly midway between the San Antonio and Providencia mines.  This intact segment has a surface dimension of +400-meter strike length and +150-meter width; and the vein system is quite strong with several small tourmaline-quartz breccia bodies.  One of the drill holes passed beneath the vein system, through a significant fault zone, and unexpectedly encountered 130 meters of mineralized (strong oxide-copper, locally some covellite, deeper erratic amounts of chalcopyrite-bornite-molybdenite) breccia.  There is hardly a IP geophysical hint of this breccia body; perhaps, because of the deep oxidation to 200 m. depth. Outcrop of capping rock, though, is laced by oxide-copper mineralized veinlets with sericite alteration halos; a small tourmaline-quartz breccia body is also exposed.

The Providencia mine area has not yet received much exploration drilling (2 holes).  Inclined drill hole PB-L6-01 was drilled from inside the open cut to the southwest and intersected tourmalinite-quartz cemented breccia to a vertical depth of 75 meters below the drill collar (or 86 meters down-hole).  The top 36 meters has abundant oxide copper mineralization, followed by approximately 40 meters of poorly mineralized breccia (likely due to leaching) and an 8 meter (8 meters down-hole, 7 meter vertical) enriched chalcocite zone at the base the breccia (from 76 to 84 meters) before entering weakly sericitized monzonite.

Magallanes - At Magallanes two holes disclosed a pervasively sericite-altered breccia with moderate amounts of chalcopyrite and molybdenite mineralization.  The two drill holes revealed a breccia body that is 60 meters wide in a north-south direction and remains open ended an unknown distance to the west and at least sixty meters to the east.

Manto Cuba-San Pedro - (2 holes) Drilling did not encounter a shallow porphyry intrusion connecting the Manto Cuba breccia pipe to the nearby San Pedro breccia pipe cluster.  The drilling results point to mineralization being constrained within the confines of the breccia pipes.  The larger Manto Cuba breccia pipe strongly warrants future drill testing to test depth extent and grade/width characteristics of bornite and chalcopyrite mineralization encountered by deeper mine workings and limited previous drilling in 1971.

Jardinera - Two holes were drilled beneath the outcropping altered/oxide-copper mineralized porphyritic monzonite, which has been exploited on a small scale for copper and molybdenum via access by a 60 meter-deep shaft.  Surprisingly neither drill hole encountered altered/mineralized rock.  Outlying deeper IP anomalies though have not been drill tested and detailed geologic mapping will be carried out to better evaluate if possibly the outcropping altered/mineralized block is detached along a shallow-dipping fault and slid westward off of the main body.

The Phase I core-drilling program is expanding and enhancing the exploration team’s understanding of important geologic, alteration and structural controls that originally emplaced and/or influenced the project area’s mineralization.  One disappointing result of the Phase I drilling program has been the observation that the IP geophysical surveys are an inconsistent indicator of mineralization.  Further study as to the reasons why and the factors involved are being pursued.  When core logging, sampling, assaying, evaluation, and interpretation work is complete, a follow-up reverse circulation drilling program may be considered to test for additional concealed breccias and vein zones.  END OF NEWS RELEASE NO. 10-07.

News Release No. 1-08 dated February 25, 2008 is the first news release in a series of announcements being compiled from results of the Phase I drill program as follows: Strong Copper And Moly Intercepted At Magallanes, Inca Project Chile - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below and www.samex.com/news/News.html for graphics and glossary of technical terms).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Magallanes Drilling Results

DDH-MG-01 hit, at relatively shallow depths, a significant mineralized length of copper-sulfide mineralization over a 121-meter drilling length.  The mineralization consists of variable amounts of chalcopyrite (copper-sulfide) and some pyrite, which occur with quartz and tourmaline as in-filling voids between breccia rock clasts.  The breccia clasts are pervasively quartz-sericite altered.  Of the mineralized length of the intercept, the central part ran 0.70% copper over 40 meters with anomalous amounts of gold and silver.

DDH-MG-02 intersected, at greater depth, a significant 71-meter length of molybdenum-sulfide-rich mineralization with only local sporadic amounts of chalcopyrite.  The molybdenum mineralization occurs as abundant molybdenite blebs and grains deposited interstitially to sericite-altered breccia clasts.  Considerable anhydrite and quartz and sparse tourmaline in-fill to the breccia clast are associated with and occur around the molybdenite.  A 32-meter footwall part of the intersection averages 0.147% molybdenum.  The entire 71-meter length averages 0.080% molybdenum.

The different nature of mineralization between the two drill holes may reflect some type of strong metal zoning within the Magallanes breccia – i.e. (a) copper sulfide-rich, western part and upper/central core and (b) molybdenum-rich mineralization present deeper and/or peripheral to the copper sulfide.  Further drilling will be needed to define possible metal zoning patterns.

The two drill holes at Magallanes confirm that the observed IP anomaly outlines an elongated, sulfide-mineralized, breccia pipe that may be in the order of 200 meters, or more, in length.  The drilling suggests that the pipe has steep, sub-vertical walls that very gradually taper from a near-surface width of +/-70 meters to a width of +/-60 meters at 300-meters depth.  The pipe appears to be increasing in width in a westward direction (open-ended).  Sulfide mineralization was found to strongly persist to vertical depths of 300 meters (open-ended).

Both holes are positioned toward what appears to be the eastern end of a west to northwest-trending elongated pipe and coincident IP anomaly.  The IP anomaly at Magallanes is the smallest and weakest within a cluster of untested IP anomalies related to known northwest-trending strong veins and sheeted veins zones of copper mineralization.  Further testing of this target and the accompanying cluster of IP anomalies is highly warranted.  Follow-up drilling on the Magallanes breccia should be designed as a series of fans of holes testing down across various depth intervals of the breccia body.    Several vertical holes should also be drilled to check for the presence of a blanket of enriched-copper mineralization (i.e. chalcocite) perched at very shallow depth just above the sulfide zone.  Several breccia pipes in the Inca Project area with strong sericite alteration were historically mined for enriched blankets comprised of chalcocite + oxide-copper minerals (i.e. Manto Cuba, San Pedro, and Providencia).  Though of relatively small area, these copper enriched blankets can be up to 90 meters in thickness with handsome grades averaging between 3.5% to >5% copper.

The IP anomaly at Magallanes is the smallest and weakest within a cluster of IP anomalies related to known west-northwest-trending strong veins and sheeted veins of copper mineralization nearby at the California and Vizcacha targets (see graphics at www.samex.com/news/News.html).  Historically, these veins have not been much explored, and have, in a few places, been exploited to shallow depths on a small scale for oxide copper and gold.  Drilling elsewhere on the property (i.e. Providencia West - to be reported in a future news release), has found that sheeted vein zones are present in the roof above concealed (blind) mineralized breccia bodies.  Alternatively, the IP anomalies might reflect well-mineralized sections of copper-sulfide sheeted veins zones at depth.  The character of these IP anomalies in the California and Vizcacha target areas suggests that stronger and much larger sulfide-mineralized pipes and/or vein zones may be present at depth.

INCA Project - The Magallanes target hosts one of approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization. The target breccias are located within the Company’s INCA project area, situated in Region III of northern Chile (see graphics at www.samex.com/news/News.html).  Many of these breccia pipes have sustained episodes of small-scale mining activity over the past 80 years and represent excellent targets for the possible discovery of deeper additional mineralized bodies.  Based on the presence of at least nine untested IP anomalies in covered areas, or where vein and alteration features are present in outcrop, the possibility of discovering additional blind, or currently unknown mineralized bodies is also considered very favorable.

SAMEX President Jeffrey Dahl comments, “We’re pleased with these results which are encouraging, particularly considering this was one of the smaller targets tested as part of our drilling program.  To assist in reviewing the data, we’ve posted a very informative graphical presentation of the results from Magallanes at our website along with a glossary of technical terms.

With the strong exploration activity occurring in the industry, laboratories have significant backlogs of core analysis which have resulted in receiving our assay results at a much slower rate than anticipated.  Core logging and sampling are nearly completed and data is being compiled and readied for additional news releases on a target-by-target basis as geochemical results are received.”  END OF NEWS RELEASE NO. 1-08.

News Release No. 6-08 dated May 12, 2008 was the second news release in a series of announcements being compiled from results of the Phase I drill program.  Following is an excerpt that summarizes the information:

INCA PROJECT UPDATE, CHILE - TUCUMANA AREA

COPPER, MOLY & GOLD MINERALIZATION INTERSECTED IN TUCUMANA BRECCIA PIPE

DISCOVERY OF SECOND BRECCIA PIPE IN TUCUMANA AREA (TUCUMANA #2)

TWO ADDITIONAL LARGE BRECCIA PIPE TARGETS IDENTIFIED FOR FUTURE TESTING

SAMEX announces that drill holes TU-01, TU-02 and TU-03 made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization (see geochem tables below).  Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe (news release No. 1-08).

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.  Follow-up drilling of the newly discovered "Tucumana 2" pipe is highly warranted to search for a similar secondary enriched zone of copper.

From alteration and mineralization patterns observed in the Phase I drilling, and from careful study of the geophysical surveys in relation to these features, two very large deeper seated IP anomalies, located approximately 700 meters east of the Tucumana pipe, have now been identified as high-priority “blind breccia” targets for future drill testing.  Jeff Dahl, President of SAMEX said, “We are pleased with these exploration results and encouraged that they are advancing our discovery agenda.  The detailed compilation and methodical evaluation of Phase I exploration, although time consuming, is steadily improving our understanding of the geological controls and influences that emplaced, or later affected the mineralization that we’re pursuing.”

This news release is the second in a series of announcements being compiled from results and detailed evaluations of the INCA Phase I drill program.  Data continues to be compiled and readied for additional news releases on a target-by-target basis.  Included below is a synopsis of the results from the Tucumana area of the INCA Project, followed by a technical discussion for analysts and major mining companies who are following the exploration progress at INCA.  Drill location maps, cross-sections, drill histograms, geochemical and geophysical anomaly maps, and photos related to this news release can be viewed in the graphic plates and figures at www.samex.com.

Synopsis – Reconnaissance Phase I exploration core drilling in the Tucumana mine area, Inca Project, Chile made initial tests into two, sizeable, breccia pipes: Tucumana mine pipe and Tucumana #2 pipe (see Plate 1, Figure 2).  Important points concerning these results are listed below and described in more detail in the body of this news release.

(1) Drill holes TU-01, -02, and -03 (see Plate 1, Figures 3 to 8) into the Tucumana mine target intersected copper-sulfide (chalcopyrite, bornite) and molybdenite mineralization with additional gold content hosted by a breccia pipe and an “andesitic” intrusive plug.  The copper-molybdenum sulfide mineralization is related to several episodes of potassic and a superposed sericite alteration.  This drilling also shows a 70 to +100 meter thick cap of oxide-copper mineralization (0.22% to 0.42% Cusoluable) is preserved above the sulfide zone.  A 122.95-meter drill intersection (61.0-meter estimated width) into sulfide carried 0.41% Cu, 0.407 g/mt Au, and 0.028% Mo.

(2) Drill hole D-L3-01, in the Tucumana #2 pipe (Plate 1, Figure 2), is positioned over 100 meters elevation higher than the surface around the Tucumana mine drilling.  The pipe is completely sericitized and affected by strong supergene leaching to vertical depths of 200 meters (see Plate 1, Figure 10).  The thick leached cap contains residual abundant limonitic and some oxide-copper minerals suggesting several parts of the breccia might have been well sulfide-mineralized.  Anomalous copper (173 to 10,700 ppm) and zinc (114 to 632 ppm) values in sampled core support this.  Perhaps, in the vicinity of this pipe, the re-mobilized copper could have been transported and re-deposited to form a significant, localized, accumulation of secondary sulfide (chalcocite) with enriched copper grades.  Secondarily enriched, copper-sulfide ores were exploited at the nearby Manto Cuba, San Pedro and Providencia mines.  At further depth (316.0 to 341.50 m.), the hole entered a copper-sulfide mineralized interval of breccia with magnetite and biotite that carries anomalous copper (108 to 3870 ppm) and gold (0.98 to 1.120 g/mt).

(3) The second, superimposed alteration with addition of copper-molybdenum mineralization cuts both of the breccia pipes and can be traced across the surface for 600 meters.  Copper-sulfide mineralization due to this event could be distinguished in drill core from all three holes within the Tucumana mine pipe.  Drill hole D-L2-04, positioned mid-way between the breccia pipes (Plate 1, Figure 2), was completed across the altered/mineralized zone where it cuts monzonite wallrock.  This drill hole intersected, at a relatively high level, a potassic-altered zone 40 to 50 meters across including a 30-meter wide sericitized central core that contains a 2.4 meter thickness of interesting copper and higher grade molybdenum mineralization (0.49% Cu and 0.63% Mo) and some mixed oxide-and sulfide copper mineralization (Plate 1, Figure 9).  This hole continued down into an aplite stock, which also was found to be potassically altered, contain abundant tourmaline, and weakly mineralized with disseminated copper sulfide and highly anomalous molybdenum and gold content.  The outer part of the aplite carries interesting molybdenum values of 0.033% with 0.195 g/mt gold over 42.5 meters (34.0-meter estimated width).

(4) Trending northeast from the Tucumana breccia pipe, the fault-controlled, altered/mineralized zone becomes concealed beneath as much as 5 meters of gravels covering an expansive plain. The north end of a cluster of three strong IP anomalies is also located in this part of the plain (see Plate 2, Figures 3 to 5).  The character of the middle and northern IP anomalies suggests that the top of both causative sulfide-mineralized bodies are at vertical depths between 100 to 150 meters below the plateau surface.   The southern-most, smaller and weaker, IP anomaly is positioned directly over the pyritiferous, copper sulfide-mineralized and strongly sericitized breccia pipe, which has been periodically exploited over the past 80 years at the Providencia mine. The middle and northern IP anomalies have now been identified as high-priority targets for future drill testing.

(5) In reviewing concepts for Phase II exploration; A multi-hole core drilling program to further test at greater depth the Tucumana mine and Tucumana #2 breccia pipes and along the fault-controlled zone of alteration and mineralization has been proposed.  Initial core drill tests to investigate the two, large, IP anomalies will be an important part of the Phase II program.

THE COMPLETE NEWS RELEASE NO. 6-08 CAN BE VIEWED IN THE NEWS RELEASE SECTION OF THIS QUARTERLY REPORT.

Subsequent to the date of this report, drilling data will continue to be compiled and readied for news releases on a target-by-target basis.

SAMEX has secured rights to more than 11,500 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions from individuals or at government auction, and by four separate agreements for options to purchase mineral concessions. The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the option agreements, SAMEX can acquire 100% interest in mineral concessions as follows:

Minera Porvenir Option – Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years.  To facilitate the resolution of a title issue on an 85-hectare portion of the option, in March 2008 the Optionor agreed to revise the payment terms whereby a portion of the option payments are paid directly to third parties on behalf of the Optionor.  Effective March 31, 2008, the terms for the option payments for 2008 and 2009 were revised as follows:

i)

initial payment of US$608,677 (paid in 2006);

ii)

US$191,323 on March 31, 2007 (paid);

iii)

(Revised) Payment of US$200,000 due on March 31, 2008 increased to US$238,500 as follows:

A)

US$84,500 on March 31, 2008 (paid subsequent to the first quarter),

B)

US$77,000 (paid to a third party on behalf of the Optionor subsequent to the first quarter), and

C)

US$77,000 payable to a third party on behalf of the Optionor upon the Optionor’s resolution of the title issue on a 85-hectare portion of the option; and

i)

(Revised) Payment of US$1,000,000 due March 31, 2009 decreased to US$961,500.

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Under the March 2008 revisions to the option payments, although a portion of the payments are directed to third parties on behalf of the Optionor, there is no change in the total option price of US$2,000,000 and as such we do not anticipate any net financial change for SAMEX.  The concessions that comprise the 85 hectares subject to the title issue are situated on the fringe of the target areas that are the focus of our exploration.  No substantial exploration, and no drilling, was done on these concessions as part of our recently completed drill program on INCA.  As such, the current title issue is not expected to materially affect the INCA project.

Araya Option - Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$50,000 initial payment (paid);

ii)

US$50,000 on March 31, 2007 (paid);

iii)

US$100,000 on March 31, 2008 (paid); and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$25,000 initial payment (paid);

ii)

US$50,000 on April 30, 2007 (paid);

iii)

US$75,000 on April 30, 2008 (paid subsequent to the quarter); and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

Parra Option - Under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (paid);

ii)

US$50,000 by April 9, 2008 (paid subsequent to the quarter); and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Viscacha I Purchase – In September 2007, the Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).   No royalty is payable on this concession.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare ( for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare ( for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have more than 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of high-grade gold deposits and bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date.

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

EXPLORATION AREA I – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section of the SAMEX website at www.samex.com.

EXPLORATION AREA II – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results can be reviewed in News Release No. 1-05 in the News Release section of the SAMEX website at www.samex.com.  Further work during 2005 provided a better understanding of these targets as reported in the following News Release No. 14-05 dated December 16, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005 (see the News Release section of the SAMEX website at www.samex.com).  Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.  To view Figures 1, 2, 3 & 4 referred to in the above news release, go to www.samex.com and select News Release No. 14-05: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

EXPLORATION AREA III - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching (see grades and widths of veins and anomalous gold zones in News Release No. 3-04 dated June 11, 2004 and No. 2-05 dated April 5, 2005 in the News Release section of the SAMEX website at www.samex.com). The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E can be reviewed in News Release No. 2-05 in the News Release section of the SAMEX website at www.samex.com.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following News Releases No. 8-05 and No. 9-05 dated September 9 & 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.  To view Figures A, B, C, D, and E referred to in the above news release, go to the SAMEX website at www.samex.com and select News Release No. 8-05: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005 (see News Release section of the SAMEX website at www.samex.com).  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

EXPLORATION AREAS IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling.

EXPLORATION AREA IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05 in the News Release section of the SAMEX website at www.samex.com).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

EXPLORATION AREA V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

EXPLORATION AREA VI – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04 in the News Release section of the SAMEX website at www.samex.com).

EXPLORATION AREA VII – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

In summary, the Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling at an estimated cost of CDN $1,500,000.

We hold an interest in approximately 7,895 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by two purchase option contracts (209 hectares and 95 hectares).  Details of the purchase agreement and the two purchase option contracts are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Puchase of Mineral Concessions Completed -  Re: Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (mainly covers the Exploration II Area of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and by March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Puchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).

SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare ( for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare ( for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. has suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action.  During the fourth quarter of 2007, communications with Comibol indicated that the legal proceedings are still before the courts, and resolution is expected fairly soon.  While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00. Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.

Area Of Interest Agreement For Silver Exploration In Chile

In addition to the Mineral Properties summarized above, during 2005, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  Through our exploration efforts in Chile over the past number of years, we have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) could enable SAMEX to utilize and advance these assets more effectively.  This provides an opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX is to  help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX fulfilled this for the first year of the agreement).  In return, SilverCrest is to pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years.  SilverCrest made the first payment of US$37,500 on December 5, 2005.  (June 30, 2008, the second payment had not been received, as SilverCrest has requested the opportunity to possibly re-negotiate certain terms of the agreement).   Under the original terms of the agreement, SilverCrest has the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest would have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX also has a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.  This agreement is seen as a constructive way to leverage each company’s individual exploration efforts through the synergy of blending expertise, human resources and finances.

NEWS RELEASES

News Release No. 10-07 dated December 11, 2007

PHASE I DRILLING UPDATE - INCA PROJECT, CHILE - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  Below are brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Delirio-Tucumana Breccia Complex - At the Delirio breccia complex, eight holes were drilled, ranging from 200 to 400 meters in length over two section lines spaced two hundred meters apart.  On the western part, near the Delirio mine open-cut workings, the series of holes show that the breccia body to be erratically copper mineralized, with a near-vertical orientation; a width that very gradually diminishes from 170 to 130 meters wide over the 400-meter depth extent so far tested.  The upper 130 meter-thickness of the breccia body contains interesting amounts of oxide-copper mineralization.  Below the oxide zone, moderate amounts of chalcopyrite and minor molybdenite occur with potassic alteration.  The abundance of sulfide mineralization appeared to wane to trace amounts below a depth of 370 meters, only for occurrences of coarse chalcopyrite to begin to re-appear in the last few meters of DDH-D-L1-01.

At the Tucumana mine a smaller +/-200-meter long satellite breccia body, exploited for oxide copper ore, was found at depth to be well mineralized with chalcopyrite, bornite, and some molybdenite (3 holes).  The enhanced mineralization of this breccia may be due to the presence of two events of mineralization and alteration discernable by features in the core.   An early event (1) includes: collapse brecciation, aplite intrusion, and introduction of copper mineralization (chalcopyrite and molybdenite) with potassic alteration plus tourmalinization.  Event 1 was followed by an intrusion up into the breccia pipe of a porphyritic andesite and then the superposition of a second mineralization/ alteration event (2), which resulted in the deposition of bornite, chalcopyrite, molybdenite, related sericite and potassic alteration. The large aplite plug near Tucumana was also found to be variably potassic altered and to contain chalcopyrite mineralization with some accessory molybdenite.  Drilling shows that this plug expands outward at depth.  Its mineralized and altered nature suggests that the aplite is the cause of the first mineralizing event (1).  A late sericitic alteration (event 3), which is controlled along a northeast-trending structural zone, is also chalcopyrite and molybdenite mineralized likely derived from local remobilization of the earlier mineralization.  To the east, the Delirio-Tucumana breccia complex becomes pervasively sericite altered and strongly leached by supergene processes to 200 meters depth. In this area the breccia body has a drilled width in excess of 200 meters (1 hole).

The prospective area of the Delirio-Tucumana complex is quite large measuring in excess of 1000 meters long by 150 to well over 200 meters across and remains open ended in a northeast direction. This very large target area has been little tested by our initial drilling efforts, which show that there is good potential for widespread copper sulfide mineralization at depth.  Drilling results show that the intensity of alteration and copper mineralization may be improving toward the northeast and also at depth in that direction.  Certainly the mineralization/alteration events become more complicated as only one event seems to be present in the western Delirio area while multiple events are apparent at deeper levels and to the east-northeast.  A porphyry source for the second event (2) has not yet been encountered by drilling.  Consideration is being given to re-entering and deepening DDH-D-L1-01 at Delirio, which continuously drilled breccia with erratic copper sulfide mineralization from 130 meters to a depth of +400 meters.

A deeper-seated IP anomaly at the Delirio east area (B1 zone) and continuing northeastward to beneath gravel-covered plains (llano) has not been drill tested and may reflect sulfide mineralization present at depth in the breccia and/or within a porphyry source.  Several outlying IP anomalies located further east of the Delirio-Tucumana breccia complex, which host local tourmaline veining in surface exposures, remain to be drill tested.  Because of Phase I’s limited drilling at the Delirio-Tucumana breccia complex, holes have mostly been from higher elevations and appear to be relatively deep, but actually terminate at depths of no more than 200 meters below the surrounding valleys and plains.

Puntilla-San Antonio - The vein system has been drilled in three areas (Matilde, San Antonio, and northeast of Manto Cuba) and shows increasing abundance of chalcopyrite veinlets eastward (8 holes).  Accompanying the increase in vein abundance is intensifying sericitic alteration as halos to veinlets. These relationships suggest that the mineralizing/altering fluids may have emanated from a porphyry source perhaps concealed beneath the Providencia area.  A tourmaline breccia was intersected near the San Antonio mine and this breccia body is intruded by porphyritic “andesite”, is potassically altered, and contains some bornite-chalcopyrite mineralization in similar style to that at Tucumana.  The abundance of veinlets intersected, so far, in the Matilde and San Antonio areas appears too sparse to comprise possible ore.  The vein system trends, with several fault offsets, toward the Providencia mine area where copper-sulfide mineralized breccia and porphyritic “andesite” intrusions occur and mining has exploited the breccia for oxide-copper and chalcocite-chalcopyrite ore.

San Antonio-Providencia - While drilling along the San Antonio to Providencia vein trend and proximal areas (7 holes), a new mineralized breccia body was discovered. Two drill holes recently completed a test of the vein system positioned roughly midway between the San Antonio and Providencia mines.  This intact segment has a surface dimension of +400-meter strike length and +150-meter width; and the vein system is quite strong with several small tourmaline-quartz breccia bodies.  One of the drill holes passed beneath the vein system, through a significant fault zone, and unexpectedly encountered 130 meters of mineralized (strong oxide-copper, locally some covellite, deeper erratic amounts of chalcopyrite-bornite-molybdenite) breccia.  There is hardly a IP geophysical hint of this breccia body; perhaps, because of the deep oxidation to 200 m. depth. Outcrop of capping rock, though, is laced by oxide-copper mineralized veinlets with sericite alteration halos; a small tourmaline-quartz breccia body is also exposed.

The Providencia mine area has not yet received much exploration drilling (2 holes).  Inclined drill hole PB-L6-01 was drilled from inside the open cut to the southwest and intersected tourmalinite-quartz cemented breccia to a vertical depth of 75 meters below the drill collar (or 86 meters down-hole).  The top 36 meters has abundant oxide copper mineralization, followed by approximately 40 meters of poorly mineralized breccia (likely due to leaching) and an 8 meter (8 meters down-hole, 7 meter vertical) enriched chalcocite zone at the base the breccia (from 76 to 84 meters) before entering weakly sericitized monzonite.

Magallanes - At Magallanes two holes disclosed a pervasively sericite-altered breccia with moderate amounts of chalcopyrite and molybdenite mineralization.  The two drill holes revealed a breccia body that is 60 meters wide in a north-south direction and remains open ended an unknown distance to the west and at least sixty meters to the east.

Manto Cuba-San Pedro - (2 holes) Drilling did not encounter a shallow porphyry intrusion connecting the Manto Cuba breccia pipe to the nearby San Pedro breccia pipe cluster.  The drilling results point to mineralization being constrained within the confines of the breccia pipes.  The larger Manto Cuba breccia pipe strongly warrants future drill testing to test depth extent and grade/width characteristics of bornite and chalcopyrite mineralization encountered by deeper mine workings and limited previous drilling in 1971.

Jardinera - Two holes were drilled beneath the outcropping altered/oxide-copper mineralized porphyritic monzonite, which has been exploited on a small scale for copper and molybdenum via access by a 60 meter-deep shaft.  Surprisingly neither drill hole encountered altered/mineralized rock.  Outlying deeper IP anomalies though have not been drill tested and detailed geologic mapping will be carried out to better evaluate if possibly the outcropping altered/mineralized block is detached along a shallow-dipping fault and slid westward off of the main body.

The Phase I core-drilling program is expanding and enhancing the exploration team’s understanding of important geologic, alteration and structural controls that originally emplaced and/or influenced the project area’s mineralization.  One disappointing result of the Phase I drilling program has been the observation that the IP geophysical surveys are an inconsistent indicator of mineralization.  Further study as to the reasons why and the factors involved are being pursued.  When core logging, sampling, assaying, evaluation, and interpretation work is complete, a follow-up reverse circulation drilling program may be considered to test for additional concealed breccias and vein zones.

News Release No. 1-08 dated February 25, 2008

STRONG COPPER AND MOLY INTERCEPTED AT MAGALLANES, INCA PROJECT CHILE - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below and www.samex.com/news/News.html for graphics and glossary of technical terms).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Magallanes Drilling Results

DDH-MG-01 hit, at relatively shallow depths, a significant mineralized length of copper-sulfide mineralization over a 121-meter drilling length.  The mineralization consists of variable amounts of chalcopyrite (copper-sulfide) and some pyrite, which occur with quartz and tourmaline as in-filling voids between breccia rock clasts.  The breccia clasts are pervasively quartz-sericite altered.  Of the mineralized length of the intercept, the central part ran 0.70% copper over 40 meters with anomalous amounts of gold and silver.

DDH-MG-02 intersected, at greater depth, a significant 71-meter length of molybdenum-sulfide-rich mineralization with only local sporadic amounts of chalcopyrite.  The molybdenum mineralization occurs as abundant molybdenite blebs and grains deposited interstitially to sericite-altered breccia clasts.  Considerable anhydrite and quartz and sparse tourmaline in-fill to the breccia clast are associated with and occur around the molybdenite.  A 32-meter footwall part of the intersection averages 0.147% molybdenum.  The entire 71-meter length averages 0.080% molybdenum.

The different nature of mineralization between the two drill holes may reflect some type of strong metal zoning within the Magallanes breccia – i.e. (a) copper sulfide-rich, western part and upper/central core and (b) molybdenum-rich mineralization present deeper and/or peripheral to the copper sulfide.  Further drilling will be needed to define possible metal zoning patterns.

The two drill holes at Magallanes confirm that the observed IP anomaly outlines an elongated, sulfide-mineralized, breccia pipe that may be in the order of 200 meters, or more, in length.  The drilling suggests that the pipe has steep, sub-vertical walls that very gradually taper from a near-surface width of +/-70 meters to a width of +/-60 meters at 300-meters depth.  The pipe appears to be increasing in width in a westward direction (open-ended).  Sulfide mineralization was found to strongly persist to vertical depths of 300 meters (open-ended).

Both holes are positioned toward what appears to be the eastern end of a west to northwest-trending elongated pipe and coincident IP anomaly.  The IP anomaly at Magallanes is the smallest and weakest within a cluster of untested IP anomalies related to known northwest-trending strong veins and sheeted veins zones of copper mineralization.  Further testing of this target and the accompanying cluster of IP anomalies is highly warranted.  Follow-up drilling on the Magallanes breccia should be designed as a series of fans of holes testing down across various depth intervals of the breccia body.    Several vertical holes should also be drilled to check for the presence of a blanket of enriched-copper mineralization (i.e. chalcocite) perched at very shallow depth just above the sulfide zone.  Several breccia pipes in the Inca Project area with strong sericite alteration were historically mined for enriched blankets comprised of chalcocite + oxide-copper minerals (i.e. Manto Cuba, San Pedro, and Providencia).  Though of relatively small area, these copper enriched blankets can be up to 90 meters in thickness with handsome grades averaging between 3.5% to >5% copper.

The IP anomaly at Magallanes is the smallest and weakest within a cluster of IP anomalies related to known west-northwest-trending strong veins and sheeted veins of copper mineralization nearby at the California and Vizcacha targets (see graphics at www.samex.com/news/News.html).  Historically, these veins have not been much explored, and have, in a few places, been exploited to shallow depths on a small scale for oxide copper and gold.  Drilling elsewhere on the property (i.e. Providencia West - to be reported in a future news release), has found that sheeted vein zones are present in the roof above concealed (blind) mineralized breccia bodies.  Alternatively, the IP anomalies might reflect well-mineralized sections of copper-sulfide sheeted veins zones at depth.  The character of these IP anomalies in the California and Vizcacha target areas suggests that stronger and much larger sulfide-mineralized pipes and/or vein zones may be present at depth.

INCA Project - The Magallanes target hosts one of approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization. The target breccias are located within the Company’s INCA project area, situated in Region III of northern Chile (see graphics at www.samex.com/news/News.html).  Many of these breccia pipes have sustained episodes of small-scale mining activity over the past 80 years and represent excellent targets for the possible discovery of deeper additional mineralized bodies.  Based on the presence of at least nine untested IP anomalies in covered areas, or where vein and alteration features are present in outcrop, the possibility of discovering additional blind, or currently unknown mineralized bodies is also considered very favorable.

SAMEX President Jeffrey Dahl comments, “We’re pleased with these results which are encouraging, particularly considering this was one of the smaller targets tested as part of our drilling program.  To assist in reviewing the data, we’ve posted a very informative graphical presentation of the results from Magallanes at our website along with a glossary of technical terms.

With the strong exploration activity occurring in the industry, laboratories have significant backlogs of core analysis which have resulted in receiving our assay results at a much slower rate than anticipated.  Core logging and sampling are nearly completed and data is being compiled and readied for additional news releases on a target-by-target basis as geochemical results are received.”

News Release No. 2-08 dated March 3, 2008

ADVANCE ROYALTY PAYMENT MADE ON LOS ZORROS PROPERTY, CHILE - SAMEX has made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Company’s Los Zorros property in Chile.  The royalty payment is the first of five identical payments that are payable annually for the next four years.  The Company purchased the 209 hectares of mineral concessions in 2006 pursuant to the “Hochschild Option”.  The concessions cover several old small gold workings that exhibit strong potential for the discovery of new resources.

Over several years SAMEX has accumulated more than 7,800 highly prospective hectares of mineral concessions at Los Zorros, which the Company has grouped into seven separate “Exploration Areas”.  The exploration objective at Los Zorros is the discovery of gold, silver and/or copper deposits.  Below is a brief review of several targets within the Los Zorros property:

NORA High-Grade Gold Target where the Company’s Phase I drilling program made a high-grade gold intersection of 15.96 grams/mt gold over 7.66 meters.  Trenching in the Nora area also exposed significant intervals of anomalous gold; Trench TN-9 exposed 130.6 meters with a weighted average of 0.757 grams/mt gold, Trench TN-2 had 90.0 meters with a weighted average of 0.428 grams/mt gold, and Trench TN-3 exposed 117.0 meters with a weighted average of 0.558 grams/mt gold (previously announced in News Release No. 2-05 dated April 5, 2005).

Milagro Mine Gold Target where Phase I drilling intersected gold-mineralized mantos with a gold content ranging from 1.240 grams/metric tonne to 4.140 grams/mt and averaging 2.579 grams/mt gold along with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05 dated January 21, 2005).

Milagro Pampa Target where a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver content was discovered during Phase I drilling.  This suggests that Milagro Pampa may be near the center of an important porphyry mineralizing source (previously reported in News Release No. 14-05 dated December 16, 2005).

San Pedro Mine Gold Target where a small open-pit gold mine within a breccia body was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples (previously reported in NR 1-04 dated March 25, 2004).

La Florida Gold Target where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05 dated January 21, 2005).

The Los Zorros project area contains numerous large and geologically diverse gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  While we continue our main operational focus on the INCA project, SAMEX is also in the early stages of planning a follow-up phase II exploration program at Los Zorros.

News Release No. 3-08 dated March 28, 2008

PRIVATE PLACEMENT - SAMEX has arranged a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Finders fees may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

News Release No. 4-08 dated April 18, 2008

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit (originally announced in News Release No. 3-08 dated March 28, 2008).  One full warrant entitles the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant which expires April 15, 2011.  The units (2,565,000 shares and 1,282,500 warrants) have been issued and are subject to a hold period until August 16, 2008.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.

News Release No. 5-08 dated April 30, 2008

PRESIDENT’S LETTER TO SHAREHOLDERS - “CHALLENGED BUT RESOLUTE”, 2007 ANNUAL REPORT, ANNUAL GENERAL MEETING - To Our Shareholders, “When the going gets tough … the tough get going!”  That’s part of what it takes to survive in our sector.  As many of you already appreciate, mineral exploration is a tough and challenging business, and we’ve experienced several new sides of this over the past year.

From cost management, to contractor delays, to staff shortages, we’re experiencing the same difficulties as many of our competitors.  This is not offered as an excuse, simply as a fact.  It is my opinion, and there are similar thoughts emanating from many in mining today, that our sector has been under funded, under supported, or should I say malnourished for a very long time.  Although metal prices have risen, and in some cases such as copper, by quite a bit, it is our belief that, for our sector to really prosper and flourish, the world is going to have to “pay up” and accept the fact that prices will need to go much higher to bring back equity and sustained growth to our businesses.

Yes gold has attained new all time price highs, but as you well know, even adjusted for the “suspect” official inflation calculations, gold would have to fly somewhere past $2,200 USD to match the 1980’s top.  We’ve come a long way, yet we have a long way to go, and that is why we remain resolute.  Many “financial type” pundits have called a top in commodities for some time now.  We in the field believe that they are very, very wrong.  Besides, the same types offered us “sub-prime” investments for our short-term cash deposits. We didn’t believe them then either and thus avoided a liquidity crisis which was unfortunately experienced by some others when they tried to redeem their invested funds.

Our phase I drilling campaign at the INCA project in Chile has been a substantial undertaking, and as we sort through the enormous volume of new information, while integrating it with the historic activities, we are gaining a fuller appreciation of the districts potential.  This is a big project that requires a steady and thorough effort to advance it to its fullest value.  Throughout the past year we have entertained several larger parties who have expressed strong interest in possibly joint-venturing the project with us.  This may be the best way to more rapidly advance INCA, but we will proceed carefully so we don’t rush into a deal that short changes us over the long term.  I’m sure there will be many more deliberations over the coming months as we methodically seek the most favorable opportunities.

With gold and silver demonstrating renewed vigor, our thoughts are frequently turning to the many quality targets at our Los Zorros project as well.  The passage of time has only increased our confidence in our exploration efforts there and we are determined to secure the resources to facilitate the advancement of both INCA and Los Zorros simultaneously.  We are part way to accomplishing this already as we continue to embrace our challenges and remain resolute in our exploration efforts.

Thank you very much for your continued interest and support.  We can’t succeed without you.

“Jeffrey Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 29, 2008 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s 2007 Annual Report and audited financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.

News Release No. 6-08 dated May 12, 2008

INCA PROJECT UPDATE, CHILE - TUCUMANA AREA

COPPER, MOLY & GOLD MINERALIZATION INTERSECTED IN TUCUMANA BRECCIA PIPE

DISCOVERY OF SECOND BRECCIA PIPE IN TUCUMANA AREA (TUCUMANA #2)

TWO ADDITIONAL LARGE BRECCIA PIPE TARGETS IDENTIFIED FOR FUTURE TESTING

SAMEX announces that drill holes TU-01, TU-02 and TU-03 made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization (see geochem tables below).  Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe (news release No. 1-08).

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.  Follow-up drilling of the newly discovered "Tucumana 2" pipe is highly warranted to search for a similar secondary enriched zone of copper.

From alteration and mineralization patterns observed in the Phase I drilling, and from careful study of the geophysical surveys in relation to these features, two very large deeper seated IP anomalies, located approximately 700 meters east of the Tucumana pipe, have now been identified as high-priority “blind breccia” targets for future drill testing.  Jeff Dahl, President of SAMEX said, “We are pleased with these exploration results and encouraged that they are advancing our discovery agenda.  The detailed compilation and methodical evaluation of Phase I exploration, although time consuming, is steadily improving our understanding of the geological controls and influences that emplaced, or later affected the mineralization that we’re pursuing.”

This news release is the second in a series of announcements being compiled from results and detailed evaluations of the INCA Phase I drill program.  Data continues to be compiled and readied for additional news releases on a target-by-target basis.  Included below is a synopsis of the results from the Tucumana area of the INCA Project, followed by a technical discussion for analysts and major mining companies who are following the exploration progress at INCA.  Drill location maps, cross-sections, drill histograms, geochemical and geophysical anomaly maps, and photos related to this news release can be viewed in the graphic plates and figures at www.samex.com.

Synopsis – Reconnaissance Phase I exploration core drilling in the Tucumana mine area, Inca Project, Chile made initial tests into two, sizeable, breccia pipes: Tucumana mine pipe and Tucumana #2 pipe (see Plate 1, Figure 2).  Important points concerning these results are listed below and described in more detail in the body of this news release.

(1) Drill holes TU-01, -02, and -03 (see Plate 1, Figures 3 to 8) into the Tucumana mine target intersected copper-sulfide (chalcopyrite, bornite) and molybdenite mineralization with additional gold content hosted by a breccia pipe and an “andesitic” intrusive plug.  The copper-molybdenum sulfide mineralization is related to several episodes of potassic and a superposed sericite alteration.  This drilling also shows a 70 to +100 meter thick cap of oxide-copper mineralization (0.22% to 0.42% Cusoluable) is preserved above the sulfide zone.  A 122.95-meter drill intersection (61.0-meter estimated width) into sulfide carried 0.41% Cu, 0.407 g/mt Au, and 0.028% Mo.

(2) Drill hole D-L3-01, in the Tucumana #2 pipe (Plate 1, Figure 2), is positioned over 100 meters elevation higher than the surface around the Tucumana mine drilling.  The pipe is completely sericitized and affected by strong supergene leaching to vertical depths of 200 meters (see Plate 1, Figure 10).  The thick leached cap contains residual abundant limonitic and some oxide-copper minerals suggesting several parts of the breccia might have been well sulfide-mineralized.  Anomalous copper (173 to 10,700 ppm) and zinc (114 to 632 ppm) values in sampled core support this.  Perhaps, in the vicinity of this pipe, the re-mobilized copper could have been transported and re-deposited to form a significant, localized, accumulation of secondary sulfide (chalcocite) with enriched copper grades.  Secondarily enriched, copper-sulfide ores were exploited at the nearby Manto Cuba, San Pedro and Providencia mines.  At further depth (316.0 to 341.50 m.), the hole entered a copper-sulfide mineralized interval of breccia with magnetite and biotite that carries anomalous copper (108 to 3870 ppm) and gold (0.98 to 1.120 g/mt).

(3) The second, superimposed alteration with addition of copper-molybdenum mineralization cuts both of the breccia pipes and can be traced across the surface for 600 meters.  Copper-sulfide mineralization due to this event could be distinguished in drill core from all three holes within the Tucumana mine pipe.  Drill hole D-L2-04, positioned mid-way between the breccia pipes (Plate 1, Figure 2), was completed across the altered/mineralized zone where it cuts monzonite wallrock.  This drill hole intersected, at a relatively high level, a potassic-altered zone 40 to 50 meters across including a 30-meter wide sericitized central core that contains a 2.4 meter thickness of interesting copper and higher grade molybdenum mineralization (0.49% Cu and 0.63% Mo) and some mixed oxide-and sulfide copper mineralization (Plate 1, Figure 9).  This hole continued down into an aplite stock, which also was found to be potassically altered, contain abundant tourmaline, and weakly mineralized with disseminated copper sulfide and highly anomalous molybdenum and gold content.  The outer part of the aplite carries interesting molybdenum values of 0.033% with 0.195 g/mt gold over 42.5 meters (34.0-meter estimated width).

(4) Trending northeast from the Tucumana breccia pipe, the fault-controlled, altered/mineralized zone becomes concealed beneath as much as 5 meters of gravels covering an expansive plain. The north end of a cluster of three strong IP anomalies is also located in this part of the plain (see Plate 2, Figures 3 to 5).  The character of the middle and northern IP anomalies suggests that the top of both causative sulfide-mineralized bodies are at vertical depths between 100 to 150 meters below the plateau surface.   The southern-most, smaller and weaker, IP anomaly is positioned directly over the pyritiferous, copper sulfide-mineralized and strongly sericitized breccia pipe, which has been periodically exploited over the past 80 years at the Providencia mine. The middle and northern IP anomalies have now been identified as high-priority targets for future drill testing.

(5) In reviewing concepts for Phase II exploration; A multi-hole core drilling program to further test at greater depth the Tucumana mine and Tucumana #2 breccia pipes and along the fault-controlled zone of alteration and mineralization has been proposed.  Initial core drill tests to investigate the two, large, IP anomalies will be an important part of the Phase II program.

Tucumana Open-Cut Mine Area - Phase I exploration core drilling in the Tucumana mine area, Inca Project, Chile was initiated by SAMEX to principally investigate results from earlier drilling in 1991 [by Cardomin S.A.], which intersected interesting copper-oxide and -sulfide mineralization.  These 1991 results were sufficiently encouraging for small miners to, soon after, begin extracting oxide-copper ores creating a steep-walled, 50 meter-long, open-cut.  Perhaps, as much as 200,000 metric tons of oxide-copper ore were produced in total from various operations over the past 15 years.

Our geological mapping established, that the open cut is located at the northeast end of a porphyritic “andesite” plug and miners were advancing along an east-northeast-trending zone of strong clay and sericite alteration hosting colorful oxide-copper mineralization.  The alteration cross-cuts and affects parts of a porphyritic “andesite” plug, nearby aplite stock and related dikes, and porphyritic monzonite wall rock.  Some insipient brecciation was noticed to be present in the aplite and monzonite exposed in the walls of the open cut.

SAMEX drilling (three holes – TU-01, -02, and -03) further revealed that the open cut is actually positioned within, what was, an east-northeast elongated, breccia pipe (Tucumana mine breccia pipe), which was strongly mineralized with copper and molybdenum sulfide containing a significant gold credit.  The pipe (Tucumana mine breccia pipe) was subsequently largely intruded out by a porphyritic “andesite” intrusion.   A remaining, very large block, or intact part, of well-mineralized breccia pipe was intersected at depth by all three of the drill holes (see cross sections of individual holes).

The porphyritic “andesite” in drill core also contains scattered blocks (xenoliths) of copper-sulfide in-fill mineralized breccia and patchy intervals of disseminated copper sulfide minerals (chalcopyrite and bornite), which appear to have been assimilated from the breccia.  Of importance, the Tucumana mine open cut also is located at the junction of significant east-northeast and northwest-trending faults.  The northeast-trending fault zone appears to be the primary structural control to a second, superposed, strong potassic and overlapping sericite alteration event that resulted in the mobilization and re-deposition of copper and molybdenum sulfide mineralization. Likely, additional copper-molybdenum sulfide mineralization (especially molybdenum) was introduced with the second event.

The copper and molybdenum mineralized/altered zones from this superposed event are steeply northward dipping, strongly affect the “andesite” and aplite intrusive rocks and large blocks of breccia, and extend open-ended to depth  at least >200 m. below the pit floor (open-ended). The drilled lengths of various copper-molybdenum mineralized/altered zones range from 30 to 35 meters; with individual higher-grade branches (prongs) that are 2 to 5 meters across.  Anomalous zinc values (>100 to 310 ppm) are commonly associated with the copper-molybdenum-gold mineralized intervals.

In the area of the pit, considerable fracturing associated with the faulting has facilitated supergene processes and development of an oxide-copper mineralized cap, which has a remaining 70-meters vertical thickness beneath the pit floor, and appears to be over 100-meters thick at the face where the un-mined part of the zone continues toward the east-northeast.  (see table below and www.samex.com/news.html for graphics and glossary of technical terms).

Additional core drilling will be needed to outline the full extent and better define grade parameters of copper-molybdenum sulfide mineralization contained at untested areas and deeper levels with the Tucumana mine breccia and “andesite” plug.  Please also note that some of the oxide-copper mineralization was obviously washed out with core drilling and consideration is being given to include in Phase II program; at least several holes of shallow, reverse-circulation drilling to try to better understand what are the actual (soluble and insoluble) grades of the oxide-copper cap.

Geochem Analytical Results – Core Drill Holes – Tucumana Mine Area

Hole #	From (meters)	To (meters)	Drill Length (meters)	Estimated Width (meters)	Cu %	Mo %	Au (g/tonne)	Zn ppm	Notes
TU-01	2.00	77.15	75.15	75.00 (vertical)	0.36	<0.01	0.093	149	Oxide-Cu cap
	77.15	84.85	7.70	7.70 (vertical)	0.06	<0.01	0.020	64	Leached interval
	84.85	93.80	8.95	8.95 (vertical)	0.37	0.01	0.233	107	Mixed oxide & sulfide zone
	95.30	128.65	33.35	20.0	0.46	0.021	0.425	112	Breccia, Cu-sulfide interval
Incl.	108.15	126.60	18.45	11.0	0.64	0.028	0.604	175	Sub-interval
	151.95	156.80	4.85	3.0	0.41	<0.01	0.079	44	Cu-sulfide interval

TU-02	0.00	60.35	60.35	60.35 (vertical)	0.22	<0.01	0.096	146	Oxide-cu cap
	60.35	72.25	11.90	11.90 (vertical)	0.06	0.01	0.386	180	Leached interval
	72.25	195.20	122.95	61.0	0.41	0.028	0.407	71	Breccia; Cu-sulfide interval
Incl.	107.75	113.0	5.25	3.0	1.37	0.046	1.657	47	Subinterval
Incl.	142.55	146.55	4.00	2.0	1.67	0.058	0.256	34	Subinterval
Incl.	186.95	195.20	8.25	4.0	1.35	0.111	2.659	54	Subinterval
	220.75	247.95	27.20	14.0	0.03	0.038	0.035	91	Hangingwall interval with anomalous moly

TU-03	98.05	102.00	3.95	3.0 (vertical)	0.43	0.009	0.146	103	Lower edge of oxide-Cu cap
	137.40	147.30	9.90	7.0	0.30	0.014	0.103	104	Cu-sulfide interval
	161.55	163.75	2.20	1.5	0.30	<0.01	0.873	59	Breccia, Cu-sulfide interval
	163.75	167.15	3.40	2.5	0.14	0.024	0.445	51	Cu-sulfide interval

A fourth hole, TU-04 (Plate 1, Figures 2 and 8), with a near-vertical orientation, was drilled from the same platform area as TU-03 to test for the down-dip continuation of the mineralized/altered zones exploited in the Tucumana mine open cut.  This hole found that the moderate northward dip of the altered/mineralized zones, breccia pipe, and porphyritic “andesite” at the surface quickly turns to a vertical orientation at depth (see cross section).

However, hole TU-04 disclosed that at depth, the wallrock just north of the breccia pipe/”andesitic” plug, is comprised of a +280 meter-thick layered sequence of breccia and porphyritic intrusive rocks which are strongly potassic altered (biotite and K-feldspar) and contain sparse, but conspicuous, disseminated chalcopyrite blebs over wide intervals - especially concentrated in breccia layers.   Contacts between units preserved in drill core demonstrate that the layered sequence must have a gentle dip likely to the north.  Analytical results show widespread, weakly to strongly anomalous levels (>100 ppm to 2520 ppm) of copper and associated detectible to few highly anomalous (>0.010 to 0.219 ppm) gold values.

These results seem to be different in geochemical character from results for holes drilled beneath the Tucumana mine open cut with no appreciable anomalous values of molybdenum or zinc.  The geologic significance of the thick, layered sequence of porphyry sills and breccia intervals, strong potassic alteration, interesting chalcopyrite occurrences throughout the hole with respect to exploration possibilities are still being studied.  The steeply oriented Tucumana mine breccia pipe and “andesitic” plug are later as they cross cut up through the layered breccia and intrusive porphyry sequence.  Further reconnaissance drilling might lead into a sizeable area of better copper-gold grade being discovered within the thick-layered package of breccia and porphyritic intrusions.

Tucumana #2 Breccia Pipe – The Tucumana #2 pipe was poorly exposed on a gentle slope 150 meters higher than the Tucumana pit floor and was expressed at the surface by widely scattered, small, outcrops of tourmaline-cemented breccia.  Bulldozer trenching exposed more outcrop of the breccia and helped outline a northeast-elongated pipe with dimensions of 300-meters long and 100- meters across. Continuous rock-chip sampling of the trench walls also revealed strong surface copper and molybdenum anomalies over the area of the pipe (see Plate 2, Figures 1 and 2).

Hole D-L3-01 drilled into the Tucumana #2 pipe and found the breccia to be completely sericitized, which made it susceptible to strong supergene leaching to a vertical depth of approximately 200 meters.  Only residual, but abundant, iron-oxide minerals, local colorful green oxide-copper minerals, and anomalous copper and zinc values remain behind in the leached breccia.  This, of course, raises questions pertaining to what was the original copper sulfide content/copper grade and to where has this original copper content been transported and re-deposited as a possible significant accumulation of secondary sulfide (i.e. chalcocite).  At further depth, the breccia contains abundant magnetite-secondary biotite with fine-grained chalcopyrite.  The interval from 316.00 to 341.50 meters contains numerous values of anomalous copper (108 to 3,870 ppm) and gold (0.098 to 1.120 g/mt) and averages 1,116 ppm copper and 0.311 g/mt gold.

Geochem Analytical Results – Tucumana #2 Breccia – Drill Hole D-L3-01

Hole #	From (meters)	To (meters)	Drill Length (meters)	Estimated Width (meters)	Copper Range ppm	Zinc Range ppm	Notes
D-L3-01	120.00	139.50	19.50	-----	180-569	150-286	Leached, sericitized breccia
	160.50	180.00	19.50	-----	173-10,700	114-632	Leached, sericitized breccia

Drill Hole D-L2-04 - Drill hole D-L2-04 was completed as a moderately angled hole across the area mid-way between the Tucumana mine and Tucumana #2 pipes to see if there is any possible sub-surface connection between the two, and also test, at relatively shallow depth, the eastward continuation of the copper-molybdenum mineralization/ alteration controlled along the east-northeastward-trending fault zone; and then continue down into the porphyritic aplite.

This hole is positioned 120 meters northeast of the Tucumana mine open cut and at a higher elevation on the side of a ridge near a saddle where the fault-controlled alteration/mineralization is marked by wide area of clay-altered outcrops of monzonite and aplite.  The drill hole intersected an altered zone 40 to 50 meters across with a 30-meter wide sericitized central core that contains several meters thickness of high-grade molybdenum mineralization (see table of geochemical results below).  The central core is flanked by outboard intervals of anomalous molybdenum mineralization ranging from five to 30 meters thickness (see cross section for D-L2-04).

Within the sericitized and potassic-altered zone, some mixed oxide and sulfide copper mineralization also was intersected giving anomalous copper values – but supergene processes appear to have perhaps swept (mobilized) some of the original copper content down deeper possibly to another peripheral area.  Of interest, after passing through the fault-controlled, sericite alteration and strong molybdenum mineralization; a deeper interval, with an additional 50 meters of thickness, of disseminated copper-sulfide (chalcopyrite) occurring with abundant spotting and narrow zones of K-feldspar-quartz-tourmaline was found to be hosted by the porphyritic aplite stock.

The intersection through the altered/molybdenum-rich mineralization made by hole D-L2-04, was made at an elevation nearly the same as the elevation of the Tucumana open-cut floor and there is considerable down-dip extent, which has yet to be drill tested.

Geochem Analytical Results – Altered/Mineralized Zone/Aplite – Drill Hole D-L2-04

Hole #	From (meters)	To (meters)	Drill Length (meters)	Estimated Width (meters)	Cu %	Mo %	Au (g/tonne)	Zn ppm	Notes
D-L2-04	182.35	185.70	3.35	2.40	0.49	0.63	0.587	43	Sericite-altered interval cutting monzonite
	211.50	254.00	42.50	34.00	0.09	0.033	0.195	29	Altered zone – aplite
Incl.	211.50	220.50	9.00	7.00	0.10	<0.01	0.212	27	Subinterval
Incl.	224.95	226.85	1.90	1.50	0.33	0.57	0.064	74	Altered zone - aplite
Incl.	249.00	253.00	4.00	3.20	0.25	<0.01	1.049	19	Altered zone - aplite
	282.40	289.00	6.60	5.0	0.24	0.01	0.028	22	Altered zone - aplite
	309.00	313.50	4.50	3.50	0.15	<0.01	0.024	21	Altered zone – aplite

The geologic setting of the Tucumana mine and Tucumana #2 breccia pipes, altered porphyritic aplite, thick-layered/gently dipping sequence of breccia and porphyritic intrusions (sills), and fault-controlled alteration all hosting variable amounts of copper, molybdenum, and gold mineralization comprise an intriguing exploration picture which strongly warrants further exploration.  This area appears to be positioned just at the margin to a strong IP anomaly, which is now interpreted to actually be centered on the Deliro-Tucumana breccia complex and 120 meters north-northwest of the Tucumana mine open cut.

Of interest, a cluster of three IP anomalies were identified 600 to 800 meters east and southeast of the Tucumana area drill tested.  Much of this area is part of an expansive plain, which is covered by <5 to 10 meters of gravels.  The Providencia mine, which exploited copper-sulfide and some enriched chalcocite mineralization hosted by a breccia pipe, is located on the southern-most of the IP anomalies.   The mine is located in a roofed breccia body, which is now exposed in the mine open cut and was exploited by decline ramp and shaft to nearly 100 meters depth.   The open-cut is within a drainage floor, which is 100 meters below the surface elevation of the plains to the north.

Modeling of the IP data in profile and level slices indicates that the larger and stronger middle and northern IP anomalies are produced by sulfide-bearing, causative bodies whose tops are both between 100 to 150 meters depth – approximately the same elevation as the roof contact overlying the Providencia mine breccia pipe.   The IP modeling also shows that the intensity and/or size of the causative sulfide bodies increases with depth and is open ended to depth beyond 300 meters).  This is displayed very well in map slices shown for 100, 200, and 300 meters depths beneath the surface (see related graphics posted at www.samex.com).  These two IP anomalies deserve a concerted exploration core-drilling program to investigate their potential to host significant deposits of copper-molybdenum-gold sulfide mineralization.

“QUALIFIED PERSONS”

Information in this Report and in News Releases contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.